11/17

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Follow-Up Materials

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sancor Cooperativas Unidas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 4476 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 11/18/03

AUDITORÍA Y ASESORAMIENTO
EN NEGOCIOS

03 NOV 17 7:21

82-4476

SanCor
Cooperativas Unidas Ltda.

# ANNUAL REPORT
# INCLUDING FINANCIAL STATEMENTS AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH PRIOR FISCAL YEAR, TOGETHER WITH THE AUDITOR'S REPORT AND THE STATUTORY AUDIT COMMITTEE'S REPORT

# LETTER FROM THE BOARD OF TRUSTEES REPORTING ON THE FISCAL YEAR ENDED JUNE 30, 2003

To our Member Cooperatives:

In accordance with current regulations, we submit for your consideration this Letter and the Balance Sheet and Statement of Income related to the fiscal year started July 1, 2002, and ended June 30, 2003.

## THE DAIRY SECTOR, CURRENT SITUATION AND OUTLOOK

During fiscal year 2002-2003, the Argentine dairy sector went through a very difficult period, straining under opposing forces that created a continually changing environment characterized by confusing signals. It should be remembered that the sector had been through a crisis that began in 1998 and 1999, when excess supply met a deep depression of demand, both domestic and international, which resulted in drops in consumer, ex-factory and raw material prices. This, in turn, resulted in milk production decreasing in 2000, and again in 2001.

As from 2002, the sector's situation changed deeply again as a result of the devaluation that followed the abandonment of "convertibility", i.e. the currency board whereby the peso had been pegged at par with the US dollar, and that – succinctly – produced three effects on the Argentine dairy sector.

First, the drop in the population's income produced a notable decrease in the consumption of dairy products, down to 170-180 milk-equivalent liters per person per year.

Second, the devaluation made up for the drop in domestic demand by helping exports - even though the international price was at its historical low -, thus mitigating the effects of one of the longest crises in memory.

Finally, the devaluation also resulted in crop farming becoming relatively more profitable (soybean, especially) and this accelerated the drop in milk production in 2002, which - according to preliminary government figures - was of 14.4%.

As the fiscal year progressed, the Argentine peso gradually re-appreciated with respect to the dollar and this acted as a drag on exports. Exports fell to the point that by the middle of this year they were reduced to a minimum; naturally, this was not only due to appreciation of the peso but also to the scarce supply of milk after the steady drop in production. In this respect, we should also point out that, although the price of milk has recovered significantly both in relative and absolute terms, the fact that soybean farming is comparatively more profitable and the effects of the floods in the province of Santa Fe, again reduced production during the first half of 2003 and it is expected that by the end of 2003 Argentine dairy production will have dropped again by 3 to 5%.

The prospects for the following year are not altogether clear yet. Although it is generally agreed that the worst of the crisis is over, opinions are not uniform as to the degree and speed of the recovery.

On the part of exports, although international prices are higher than one year ago, they are still far below historical highs and this, coupled with the relative appreciation of the peso, makes exports less attractive. As regards domestic demand, although the forecasts are that the Argentine economy will grow healthily (by about 5.5%, according to government estimates), the increase in the price of dairy products relative to other foodstuffs and the high unemployment determine conditions for – in the best of cases – a slow increase in domestic demand.

If the outlook of domestic and export markets are uncertain, how milk production will evolve is not much clearer. Although the price – relative to that obtained in other activities – has improved significantly in the last twelve months and profitability per unit of land area is higher for dairy farming than for soybean production, the latter still has a very attractive yield on capital invested and requires very little labor.

In view of all of the above, projections for raw material production in the remainder of 2003 and in 2004 are quite disparate and such divergence becomes even greater in medium- and long-term analyses.

In this context, mention must be made of the institutional situation of the dairy sector, subject to significant change as a result of several initiatives under way. In the first place, it is to be expected that renewed government emphasis in combating the informal and irregular operations on the domestic market of an increasing number of companies will reduce their disloyal competition. In addition, close attention should be paid to the negotiations for a new framework for the dairy sector, which could come to fruition thanks to the space for agreement afforded by the Mesa Nacional de Política Lechera (National Dairy Policy Table).

**THE COOPERATIVE'S WORK AND PERFORMANCE**

The conditions in which our Cooperative has had to operate over fiscal year 2002-2003 have been highly complex and uncertain due to the institutional changes occurred in the country during the fiscal year.

In this context, our Cooperative achieved the consensus to make the political decisions necessary to implement structural changes and defined a consistent business strategy based on defined views of the domestic market (characterized to an alarming degree by informality and irregularity), the international market, and the Cooperative's current situation. The strategy action lines have been defined with precision: increasing raw material production, increasing revenues, and reducing overheads. All these are indispensable to long-term viability.

Regarding the first of such action lines, the Cooperative has activated a policy of incentives for horizontal and vertical growth of milk production, which provides important benefits for member farmers. This has had direct repercussions on the prices paid for raw material, which are at levels similar to those paid on the formal market.

In this respect, credit facilities have been granted for the purchase of supplementary feed for dairy herds, fundamental to jumpstart the increase of production.

In pursuing the objective of cutting costs, the Cooperative continued to streamline its structures, mainly in the commercial area, seeking alternatives that should allow us to adapt to current needs without disregarding the social aspects involved.

This process also comprised assembling business-analysis and financial-management-support teams, as well as redefining information systems to support decision-making. In addition, strict rationality governed resource allocation and investment plans, which prioritized minimum operating maintenance.

Having defined overhead reduction as the third action line led us to undertake negotiations to improve the Cooperative's structural debt conditions, as well as to seek alternative means of financing working capital.

The Cooperative also gave clear signals of the new direction taken with its actions on the domestic market. The new commercial planning includes specific marketing plans aimed at increasing market share especially in the most profitable lines and more focused on consumer demands, as well as adapting logistics and distribution channels.

Furthermore, in the second half of the fiscal year under analysis, when the Argentine peso began to re-appreciate and this showed the weakness of a commercial strategy based almost exclusively on export markets, we found it necessary to revise our sales programs to respond rapidly and effectively to the new reality.

Over the last few years it became increasingly evident that the need for certain changes was becoming pressing and in fiscal year 2002-2003 this need finally translated into concrete actions.

Thus, now that all members of the Cooperative share the conviction on the importance of having a solid strategy for growth, formulated with broad participation and on sound bases, SanCor has set out along a path that will undoubtedly present difficulties, and involve a degree of risk, which will be taken as part and parcel of the challenge of being the largest dairy cooperative in Latin America.

**SERVICE TO MEMBERS**

Foremost among the diverse functions performed by this area in the fiscal year under analysis was the maintenance of constant communication with the member cooperatives. In this respect, we have multiplied the meetings with the members in the different areas of our supply basin and we have visited several regions, particularly to accompany the dairy farmers affected by adverse weather conditions.

As regards the raw material received, the microbiological and chemical composition quality levels were maintained over this fiscal year. There was an increase in the number of dairy farms participating in the Quality Assurance System with "Plus" milk, as well as in those that use the whey residue generated by the whey-derivatives plant.

The volume of raw material received averaged 3,165,000 liters per day. Over the entire fiscal year, we have continually provided incentives for dairy farm growth. Thus, as from March, we offered credit facilities to purchase concentrates.

In view of the low prices prevailing early in the year and the outlook that prices might improve significantly, we designed a stockpiling system that involved sharing the risks with voluntary participants.

We are continually perfecting the raw material supply. The strategies that we implemented jointly with our member cooperatives to expedite the collection process have resulted in significant adjustments in freight expenses and better utilization of the fleet of trucks.

As a result of its constant attention to this process, SanCor has given its seal of approval to three models of collection equipment with features and performance similar to imported ones and with proprietary electronic-data-interchange software. This technology for measuring dairy farm volumes, which has been purchased by several member cooperatives and is continually monitored by Service to Members, helps make the collection process more transparent.

Assisting the farmers in their daily efforts, technicians from the Service to Members area have stepped up their visits to the dairy farms. Such visits will continue during the coming fiscal year.

This area has also provided permanent assistance to the member cooperatives in the form of advisory services – special mention is deserved by the updating seminar for administration heads – and monitoring, which aim to make these entities effective in serving their member farmers.

## INDUSTRIAL OPERATIONS POLICY

This fiscal year marked the formal beginning of the integration of logistics activities into industrial operations – which comprised the "Acceso Norte" Distribution Center. This brought order to the product supply chain and increased the synergy among production planning, inventory management and distribution. This was made possible by the joint work with commercial-planning and business analysts in the last few months.

The impact of prioritizing operations at transactional level is beginning to generate change in the work modes of the different units, as well as in technical assistance and the overall work area organization.

The effort of coordinating and assimilating the common objectives has demanded - and for a time will continue to demand - lots of energy. The integrated work of Development and Engineering, Processes, Maintenance and Services, Quality Assurance, Production and Logistics Management, and Industrial Performance together with other company units allowed progress in cost reduction, which demanded considerable effort and adapting production runs to market demands, especially towards the end of the fiscal year when focus was again directed to domestic consumption.

On the basis of the satisfactory results of employing alternative logistical media, we estimate that we will obtain savings in this field. In addition, sharing with other companies results in improvements in costs and operational practices.

Joint work with the commercial area gave rise to an ambitious project that has started out satisfactorily: transforming the shipping out method of some sales branches by concentration and/or a regular line service.

When a new marketing strategy is defined, as in this case, the Research & Development and Engineering & Processes staff are called upon to perform a key role.

The human and technological capabilities embedded in our industrial units are a wealth of resources that enable progress in the optimization required by the business strategy.

In the coming fiscal year, with the objective of focusing industrial operations and optimizing logistic planning and services, we will continue to adapt the industrial structures and services, to reduce production and logistics costs, and to consolidate the supply chain and the minimum inventory planned.

## COMMERCIAL POLICY

## DOMESTIC MARKET

During the fiscal year under analysis, the trends observed in the second half of the prior year consolidated further.

Although demand remained depressed, the noticeable reduction in milk production helped to keep selling prices more stable, even to the extent that prices fell only slightly over the spring and summer seasons in favorable contrast to what has historically been the case. This made it possible to direct production and sales to the business segments providing the best margins, in the mix of both products and brands, and also allowed revising and adjusting the conditions granted to large customers and to correct and to redistribute the share of the different channels.

We cannot omit mentioning that, in this context of unusually low supply, there arose a number of new competitors – operating formally and informally - , especially in cheeses, refrigerated and/or raw milk, milk in pouches and dulce de leche (milk caramel spread).

Another noteworthy development is that proximity stores gained ground at the expense of supermarkets. Given that their purchasing power barely recovered, consumers consolidated their new purchasing habits, replacing large one-stop purchases at the supermarket by daily and/or weekly purchases at their neighborhood stores. Despite the strong promotional actions to win back customers undertaken by supermarkets in the first half of 2003, proximity stores still gained share.

In this context, the particular situations of each commercial channel were as follows:

### Official dealers

The sales zones and branches integration plan undertaken last fiscal year is well advanced, while the depuration and restructuring of this channel was fully completed. In the prior year this channel had been deeply affected by the recession, the expansion of supermarkets, and increased losses and failures.

The recovery of proximity stores worked in favor of our official dealers. In the new context, this channel has regained importance.

### Supermarkets

Supermarkets had to contend with events and circumstances that required them to continually adjust their commercial policies over the fiscal year; by chronological order, the developments were:

- Large price increases and, consequently, a smaller range of products on shelves.
- Drops in sales in hypermarkets and supermarkets because consumers transferred to proximity stores. Some chains benefited notably from this trend.
- In the first half of 2003, supermarkets reacted by changing the way in which they made special offers and began making deep discounts over weekends; this allowed them to partly recoup the volumes lost. This became general practice and led to drops in prices and the resurgence of second- and third-tier brands, together with the normalization of product supply.

Our management decisions kept pace with these changes and achieved satisfactory results as regards recovering volume and profitability. The relationship with this channel was close and consistent, as regards both countrywide brands and supplying supermarkets for their private labels.

**Wholesalers**

Similar to what we described for official dealers, the recovery of proximity stores also strengthened this channel that supplies them. Accordingly, the traditional chains of wholesalers expanded into the interior of the country and, inspired by their success, regional wholesale chains were created.

Our market share in this channel – mainly through the Chelita brand – was significant with prices remaining stable until the first quarter of 2003, when the emergence of second and third-tier brands, restricted in their distribution capabilities but at very low prices, cut into the demand for our products.

**Sales to the Government – Bidding processes**

The purchases of federal and provincial governments increased steeply due to the critical social situation. Our share in the supply of powdered and liquid milk was quite significant, a notable recovery from the prior year.

**Industrial sales**

As a consequence of the changes in economic conditions after the abrogation of the currency board (convertibility), purchases on the domestic market and prices recovered significantly. We were more proactive in seeking new business and recovering business we had lost with satisfactory results in the first half of the fiscal year. In the second half of the fiscal year, given the unavailability of certain products due to the shortage of raw material, we adopted a strategy of higher prices and selecting the more profitable deals. Towards the end of this fiscal year, supply had improved, conditions began to revert to those of the first half and our competitive capability increased.

**INTERNATIONAL BUSINESS**

Fiscal year 2002-2003 can be divided into two clearly distinct periods, each characterized by a particular circumstance.

In the first half of the year, the international dairy products market was at its lowest prices ever. In such context, SanCor entered into deals at values significantly lower than in prior years.

The second significant circumstance, prevailing in the second half, was the shortage of raw material. The lack of sufficient merchandise for international deals led us to restructure and reprogram the deals closed in the first half, when milk reception conditions were totally different and prices were extremely depressed.

We must also draw attention to the exchange rate volatility. At the beginning of the fiscal year the US dollar was equivalent to almost four pesos, which encouraged the Argentine dairy industry to shift to exporting, despite the low prices on international markets. The large surplus of raw milk in our dairy sector at the time and the increase in Argentina's offer, both in quantity and variety, made the result of these deals less than optimal.

As regards the various specific markets, we continued to develop the distributors in Chile, Paraguay, Perú, Bolivia, Brazil, and Mexico. In the second half of the year, we have made significant efforts – that we have asked customers to share with us – to overcome the production crisis and keep minimum market-maintenance supply.

SanCor do Brasil was subject to a deep restructuring.

We continue to make progress with our joint venture with Laboratorios Bagó S.A. to sell infant foods throughout Latin America. Thus, we have started operating in Peru and Uruguay. Special mention is deserved by the performance in Paraguay where these products have become market-share leaders after only two years of presence.

In October 2002, after eighteen months of hard work, SanCor executed an agreement with Liconsa S.A.de C.V. of Mexico for the sale of powdered milk fortified with iron, vitamins and minerals. Thanks to our joint work with the Argentine Ministry of Foreign Relations and Trade, we have obtained registration as suppliers of this Mexican government-owned company and we have subscribed a trade agreement that establishes the framework for our business deals.

As regards our sales in the United States, it is worth noting especially that our subsidiary SanCor Dairy Corporation used 100% of its available quota and even participated in the reallocation of extra quotas made by the US Department of Agriculture. This allowed us to make additional deals before the end of 2002.

Meanwhile, it is important to point out that given that SanCor had stated its wish to participate in additional deals in hard cheeses in the US market, we found it necessary to produce Goya cheese, which is not subject to US import quotas. This served to increase sales volume but, due to the price of this type of cheese in the US market, decreased the profitability of this product line.

It is very important to mention too that we continued to develop the sale of whole powdered milk in the African market, mainly in Algeria. Our sales to that country were the highest ever, in the context of a multifaceted commercial strategy specially developed for this market and the former French colonies in the Maghreb.

Equally important are our operations in the Middle East. Special mention is deserved by the sales to Jordan, Oman, Saudi Arabia and Lebanon. We have greatly developed the sales to this region, where we have found very high business potential, especially in the lines of powdered milk and butter.

**PLANNING AND STRATEGIC INITIATIVES**

In the current fiscal year, this area assumed responsibility over the Marketing, Human Resources, and Legal and Tax advisory functions, and began restructuring and redirecting the marketing function, which will be consolidated in fiscal year 2003-2004.

In Human Resources, in addition to right-sizing the Cooperative's structure in the face of a sharp activity drop, towards the end of the fiscal year we developed a personnel performance optimization plan that aims to maximize the contribution to achieving the Cooperative's objectives; the related tasks will begin during the new fiscal year.

The demands that we have been subjected to as an enterprise have led us to create a business-analysis process that allowed us to focus on marginal contribution per liter of milk as the key indicator for allocating raw material among the possible product lines.

This is the area in charge of planning and as such coordinated the planning work and execution with all other areas involved, setting concrete goals that enabled the Cooperative to overcome a period fraught with difficulties.

In the fiscal year under analysis, this area also participated in the analysis of new businesses and joint ventures with a view to enhancing value creation by the Cooperative.

We have completed the operational plan for the fiscal year 2003-2004, which - having been approved by the Board of Trustees - constitutes the guide the actions to be undertaken in the new fiscal year.

## MARKETING

The limited availability of raw material – without doubt, the main obstacle encountered during the year – made it necessary to prioritize products and this led to difficulties in supplying second brands.

Given that there was little, if any, change in the economic situation of the population, whose purchasing power is very depressed in most cases, the Cooperative revised and adapted its marketing policies to respond effectively to the new marketing conditions.

The strength of our brand and the widely acknowledged quality of our products were the pillars on which we based the actions aimed at satisfying current consumer needs.

In the fiscal year under analysis, we resumed advertising and promotion of our first brand, which we plan on continuing in the coming year.

The restructuring and definition of the marketing function – a pillar of the Cooperative's strategy – undertaken this fiscal year will continue in fiscal year 2003-2004.

Below we report the developments in each of our main product lines over the fiscal year just closed:

### Cheeses

The consumption of cheeses decreased this year. The SanCor first brand maintained its market share by volume despite the prevailing economic crisis, the drop in purchasing power and the increase of informal sales in this segment.

This was achieved by offering the same quality while adapting product versions to the new conditions, which included renovating some packagings and adjusting sizes (content weights) to current demand, as well as by performing point-of-sale promotional actions.

### Powdered milk

Consumption in this category grew in the first half of the year, while it showed a clearly decreasing trend in the second half. SanCor managed to increase the market share by volume of its first brands, SanCor and SanRegim, over second brands.

In line with the market trend towards lower-priced packaging, we launched 400-gram packages and discontinued the canned line.

**Liquid milks**

Consumption levels remained stable, with a significant drop in the proportion of UHT milk because its final price increased faster than that of refrigerated milk. This was compounded with the irruption of low-priced brands, which resulted in an overall market-share loss.

Marketing-mix management efforts included adapting the portfolio of products and brands, as well as conducting a television and printed-media advertising campaign, which achieved positive results.

**Dulce de Leche (milk caramel spread)**

The mass-consumption market for dulce de leche fell in 2002 in comparison with the prior year mainly due to a high increase in prices.

In this context, SanCor lost share in the second-brands segment.

During this year we added new versions and packagings that the supermarket channel is demanding.

The volume of industrial sales also decreased because our main customers' activity has decreased.

**Dairy cream**

The mass-consumption market was affected by the increase of final prices that caused a drop in consumption. Even so, SanCor maintained its market share.

Seeking to adapt our product portfolio to the requirements of our customers, here too we added new versions specifically for supermarkets.

Meanwhile, industrial sales performed better than the year before.

**Butter**

Mass-consumption of this category grew significantly, mainly at the expense of margarines, the price of which rose sharply since the currency-peg was abandoned. So far in 2003, market overall butter sales have been below those of 2002. In the year under analysis, SanCor lost market share.

Sales to the industrial sector decreased because of a drop in its demand.

**Yogurt**

The market for this product category decreased significantly in comparison with the prior year.

Investments in innovation and advertising and promotion made by the category leader negatively affected our participation; this situation was compounded with supply and positioning problems.

We kept advertising low but we did make progress in adapting versions and packaging to the new needs of consumers.

**Dairy-based desserts**

In this category, as in most others, consumption has contracted.

The company leading this category – the same as for yogurt – affects our market position, which remained unchanged from the prior fiscal year.

**Modified milks**

This category developed favorably driven mainly by the substitution of imports, which allowed SanCor to increase its market share.

During the fiscal year, we made a printed media advertising campaign for our special milk SanCor Primeros Años (for toddlers and young children) and continued to participate in scientific conferences and with promotional activities aimed at the medical profession.

**HUMAN RESOURCES**

Our human resources policy addressed the economic crisis and uncertainty that affected Argentina overall and their unavoidable repercussions on the Company's activity while remaining aligned with the productivity and quality standards the Cooperative requires.

In accordance with decreased activity, once again it was necessary to right-size the personnel structure of the different units, while paying especial care to the individual and social effects of this process.

Seeking the best possible outcome, we have kept good and permanent communication with labor unions and other institutions, in a climate of mutual understanding.

Despite the adverse conditions, we went ahead with the programs aimed at improving quality of life at work and adapting to the new technological and organizational requirements.

The health-care and occupational medicine programs were kept up to meet the standards of the various related institutions and, particularly, the Cooperative's own.

We also continued with education and training programs, prioritizing those that build the specific skills that contribute to a high degree of business competitiveness.

In fiscal year 2002-2003, we will continue implementing the recently formulated Human Resources Plan, which will allow us to optimize personnel performance in pursuit of the objectives approved.

**QUALITY ASSURANCE AND ENVIRONMENTAL CARE POLICY**

In fiscal year 2002-2003, we were much more effective in ensuring that our traditional dedication to quality in production processes is extended to all supply-chain processes, so that the original quality of our products is preserved until arrival at points of sale.

In this context, our Acceso Norte Distribution Center won ISO 9001 certification from Det Norske Veritas. We trust this will enhance our customer service even further.

It is recognized that processes need to be ever-increasingly aligned towards sustainable development. Accordingly, we have given a new focus to our production processes: "More Clean Production", which seeks to reduce waste generation right from the source and in all stages of the process and to maximize utilization of raw material and all resources while minimizing the need for subsequent waste-treatment.

As a result, we are beginning to notice a reduction in deficiencies and waste-treatment and remediation costs. Claims related to environmental issues have been minimized. The economic advantages of "More Clean Production" reside in that the more robust processes and increased efficiency significantly increase productivity.

**COMMUNICATIONS AND INSTITUTIONAL RELATIONS**

Continuing with the actions undertaken in the prior fiscal year, the structure of the area in charge of the Cooperative's institutional relations and communications was adjusted to provide effective response to the current requirements.

Management of relations with the press has undoubtedly taken on special relevance. Our work in this respect enabled much better rapport with the media.

Our "Revista SanCor" (SanCor Magazine) was renewed in form and content and reached new audiences. This increased the impact and usefulness of our main communications organ.

The Communications and Institutional Relations area organized high-profile events such as the inauguration of the Arla Foods Ingredients S.A. plant, thanks to which the Cooperative enhanced its prestige in Argentina and abroad. Also, SanCor's presence in the main farming and trade exhibitions provided the occasion for new contacts, building closer relationship with consumers and occupying the leadership position in the dairy industry.

Meanwhile, we actively encouraged various categories of the public to visit our industrial plants. Given that this was a year of elections, prominent among such visits were those by high-ranking officials, who – with their presence – highlighted the significance that SanCor has to the national economy.

The circumstances and events pressing on the dairy sector in the fiscal year under analysis required the Cooperative to be very actively involved in institutional relations. SanCor's institutional relations actions in the governmental and private spheres were coordinated, politically and technically, by the Communications and Institutional Relations area.

As regards the governmental sphere, most of the work involved routine contacts with the National Ministry of Economy (Department of Agriculture, Fisheries and Food), the Ministry of Foreign Relations and Trade, the Farming Committee of the National Chamber of Deputies, and the Provincial Governments of Santa Fe, Córdoba, Buenos Aires and Entre Ríos. There were also dealings with the specific agencies such as INTA (National Institute for Agricultural Technology), CITIL (Dairy Industry Technical Research Center), and SENASA (Animal Health Federal Service).

In the private sphere, we worked jointly with CONINAGRO (Confederation of Farming Cooperatives), JIPL (Dairy Farming Inter-Cooperative Board), CIL (the Dairy Industry Center), COPAL (Food Industries Coordination Center), and UIA (Argentine Industrial Union).

Among the multiple actions undertaken in conjunction with CIL (the Dairy Industry Center) we should highlight our sustained and key involvement in the Mesa Nacional de Política Lechera (Dairy Policy National Board), the work on the impact of the changes in the Value-Added Tax rates - that resulted in generalized VAT-withholdings from dairy farmers-, negotiations to open up markets and the active involvement in creating the Global Dairy Alliance.

The JIPL (Dairy Farming Inter-Cooperative Board) placed emphasis on the audit of dairy plants in the province of Santa Fe, resuming the rhythm of weekly audits performed jointly by MAGIC and the Provincial Food Safety Department. JIPL also began to work on projects to obtain foreign financing and there was progress in dealings with the Inter-American Development Bank and the Consejo Federal de Inversiones (Argentine Federal Council for Investment). The JIPL continued to publish its organ, la Voz del Tambo (Voice of the Dairy Farm) with satisfactory results.

Finally, to support the Board of Trustees in its dealings with governmental and private bodies, we prepared a series of reports on the dairy industry's current situation and outlook that served as framework and basis for raising and discussing issues key to the future of this sector.

**ADMINISTRATIVE, INFORMATION TECHNOLOGY AND PROCUREMENT SUPPORT**

During this fiscal year, this area faced multiple challenges due to Argentina's general economic conditions, the situation of the dairy sector and, particularly, the significant financial constraints.

In this context, all efforts were made to maximize the efficiency of the areas of the Cooperative that needed to precise and reliable information and needed it fast. In this respect, we should highlight the efforts of Cost Accounting, which were key to allocating raw materials to the most profitable operations.

The disappearance of financing for working capital increased even further the importance of the procurement function, which sought to minimize capital tied up in inventories without jeopardizing normal industrial operations. In this respect, we made headway with agreements with strategic suppliers.

Working jointly with other sectors, we consolidated the development of information-technology applications that have the purpose of reducing costs and improving profitability. Commercial and industrial units have been restructured to adapt the service provided to the requirements defined. The administrative support provided to the official dealers channel proved key to bolstering their performance.

In the coming fiscal year, operations processes will be consolidated and working capital will be managed and controlled strictly. As before, we will provide the different areas of the Cooperative with all administration, information-technology and procurement support tools they might require.

**FINANCIAL MANAGEMENT**

Throughout the fiscal year, the Cooperative was subject to severe financial constraints mainly because of the lack of credit in Argentine financial markets.

The Cooperative's revenues are mostly denominated in pesos, whereas its financial debt is – to a large extent – denominated in US dollars.

In view of this situation, SanCor has initiated a process to restructure its financial payables and a Creditors Committee has been formed to conduct the process more efficiently; such Committee comprises Banco de la Nación Argentina, International Finance Corporation, Rabobank International, Citibank N.A. Argentina, Banco Río de la Plata S.A. and Banca Nazionale del Lavoro. The payment proposal submitted by the Cooperative, covering its entire financial debt, is being considered by this Committee, which has already agreed to a plan for bringing up to date the interest past-due as of October 31, 2002, which amounts to USD 4,024,099, with payments scheduled for May 16, May 30, June 30 and July 31, 2003.

SanCor expects to arrive at a reasonable agreement with its financial creditors in the course of the new fiscal year.

The severe financial constraints were mitigated by converting available and liquid assets, cutting down inventories, and reducing payment terms granted to sales channels. Working-capital needs were met by postponing payment of financial obligations until final agreement is reached, adjustments in line with the lower activity due to reduced reception of raw material and the extension of payment terms of certain significant trade payable.

Exports were pre-financed only in part. Financing for domestic operations was similarly restricted. Collections were partly made in debt-instruments issued by the federal and provincial governments and the instruments thus collected were used to settle payables as and whenever allowed by government regulations.

**INTERNAL AUDIT**

The purpose of this services area is to support the Board of Trustees, to which it reports directly, as well as the Statutory Audit Committee. The area fulfilled its work program, formulated in accordance with such purpose.

Such work, closely coordinated with the Board of Trustees and the Statutory Audit Committee, basically involved strengthening internal controls and improving processes so as to optimize productivity and decision-support information systems, always with a business-oriented approach.

Internally, this area began a controls restructuring process with the objective of adapting the structure available and reasonably meeting requirements.

**MEMBER COOPERATIVES**

Over the year, our roll of member cooperatives changed as follows:

**Departures:**

No. 22 Cooperativa de Tamberos "Algarrobal" Limitada (exclusion)
No. 74 Cooperativa de Tamberos "El Chipion" (exclusion)
No. 241 Cooperativa Limitada de Tamberos "La Crispense" (exclusion)
No. 486 Cooperativa Tambera "Regional del Este" (resignation)
No. 487 Cooperativa Agropecuaria "Productores Unidos La Lolilla" Limitada (resignation)

| Members as of June 30, 2002 | Deletions | Members as of June 30, 2003 |
|---|---|---|
| 76 | 5 | 71 |

## RAW MATERIALS RECEIVED FROM MEMBER COOPERATIVES

The information referred to the butterfat of production received from our member cooperatives is detailed below:

**Detail of production received from member cooperatives**

| Month | Liters of milk | Butterfat content (%) | Protein content (%) |
|---|---|---|---|
| July 2002 | 105,492,443 | 3.64 | 3.27 |
| August | 118,252,782 | 3.43 | 3.27 |
| September | 116,777,431 | 3.47 | 3.32 |
| October | 114,740,943 | 3.48 | 3.22 |
| November | 109,995,051 | 3.45 | 3.17 |
| December | 109,206,023 | 3.46 | 3.15 |
| January 2003 | 97,613,745 | 3.51 | 3.16 |
| February | 78,813,235 | 3.58 | 3.19 |
| March | 81,954,599 | 3.64 | 3.22 |
| April | 71,001,410 | 3.79 | 3.28 |
| May | 71,649,951 | 3.78 | 3.29 |
| June | 79,790,175 | 3.62 | 3.27 |
| **Total** | **1,155,287,789** | **3.55** | **3.23** |

**Detail of the amounts paid to member cooperatives for production received (Stated in Argentine pesos)**

| Month | Price per liter of milk | Total amounts paid |
|---|---|---|
| July 2002 | 0.3100 | 32,703,133 |
| August | 0.3144 | 37,181,507 |
| September | 0.3210 | 37,491,260 |
| October | 0.3369 | 38,562,234 |
| November | 0.3461 | 38,074,414 |
| December | 0.3627 | 39,606,636 |
| January 2003 | 0.3762 | 36,723,220 |
| February | 0.4157 | 32,760,210 |
| March | 0.4399 | 38,048,238 |
| April | 0.4814 | 32,760,681 |
| May | 0.5116 | 36,654,989 |
| June | 0.5117 | 40,830,195 |

**TRANSACTIONS WITH NONMEMBERS**

As in prior years, the Cooperative continued receiving raw materials and finished products from nonmembers.

The volumes received and the amounts paid are listed below:

| | Volume (in kg.) | Amount (in ARS) |
|---|---|---|
| Dairy products | 43,218,950 | 9,245,622 |
| Nondairy products | 204,215 | 807,045 |

During the present fiscal year, the following method of consignments had been used:

- Charcuterie, meat and derivatives, produced by "Sodecar Corp." that totaled 3,782,600 kgs. And that amounts to ARS 19,988,186.

**PP&E**

In the fiscal year under analysis, the items forming part of most of SanCor's assets, PP&E, showed the following movements on an overall basis:

| | Amount (in ARS) |
|---|---|
| Additions: | 5,160,418 |
| Disposals due to sales and miscellaneous causes: | 48,007,934 |
| Depreciation: | 50,662,076 |

**ENCUMBERED ASSETS**

As of June 30, 2003, the Cooperative carried secured receivables in the amount of ARS 381,798,620, which included the following transactions and security interests:

A. Payables guaranteed by security agreements and mortgages:

| | |
|---|---|
| International Finance Corp. USA | ARS 80,500,000 |
| Corporate Bonds | ARS 244,204,800 |

B. Payables collateralized by merchandise (security agreements and warrants):

| | |
|---|---|
| Banco Nación | ARS 45,454,143 |
| Nestlé Argentina S.A. | ARS 8,415,360 |
| Smurfit S.A. | ARS 1,152,317 |
| Sealed Argentina S.A. | ARS 2,072,000 |

In addition, the Cooperative, in its capacity as shareholder of Arla Foods Ingredients Corp., has posted guarantees for a debt of such company vis á vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest. Furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients Corp. committed to depositing the funds required to complete the project of building and putting into operation the whey-processing plant. In this connection, the shareholders of Arla Foods Ingredients Corp. have signed a first pledge agreement whereby they pledged as collateral their shares of stock in such company.

**PURCHASE AND SALE OF REAL PROPERTY**

**Purchases - Acquisitions**

- Acquisition in the form of "delivery in lieu of payment" of real property mortgaged for the benefit of SanCor, located at Chile 242/250, Avellaneda (Buenos Aires Province), having a total area of 122.60 square meters. The property was delivered by a former customer to pay off its debt towards the Cooperative in the amount of ARS 110,000.

- Addition, by purchase in public auction, of a warehouse mortgaged in favor of SanCor Cooperativas Unidas Limitada, situated in the town of Luján (Buenos Aires Province), at Constitución 1415, with an area of 358.71 square metres, for a price of ARS 103,000.

- Addition, by purchase in public auction, of a property mortgaged in favor of SanCor Cooperativas Unidas Limitada, situated in the town of City Bell (Buenos Aires Province – La Plata Municipal District), on the corner of Domingo Faustino Sarmiento and 15th street, with an area of 593.47 square metres, for a price of ARS 102,123.

- Addition, by purchase in public auction, of a property mortgaged in favor of SanCor Cooperativas Unidas Limitada, situated in the town of Esperanza (Santa Fe Province), at 1° de Mayo 1843, with a land area of 731 square metres and a buit-over area of 260 square metres, for a price of ARS 31,000.

**Sales**

- Sale of a property located in the city of Buenos Aires, at Granaderos street 724 between Paez and Canalejas streets, to Osvaldo Horacio Santangelo, for an amount of USD 30,000.

- Sale of a property situated in the town of City Bell (Buenos Aires Province – La Plata Municipal District), on the corner of Domingo Faustino Sarmiento and 15th street, for an amount of ARS 100,500.

- Sale of a property situated in the rural environs of the town of Esperanza (Santa Fe Province), to Mr. Eduardo Miguel Escudero, for an amount of USD 110,000.

- Sale of a property situated in the town of Bolivar (Buenos Aires Province), to Mr. Carlos Alberto Siervo, for an amount of ARS 40,000.

- Sale of a property situated in the rural environs of the town of Suardi (Santa Fe Province), to Mr. Oscar Antonio Gerlero and Mr. Jorge Alberto Gerlero, for an amount of ARS 37,800.

- Sale of a property situated in the rural environs of the town of Ceres (Santa Fe Province), to Mr. Miguel Angel Marenberg, for an amount of ARS 68,500.

- Sale of a property situated in the rural environs of the town of San Guillermo (Santa Fe Province), to Mr. Norberto Bartolo Martino, for an amount of USD 12,258, in installments.

- Sale of a property situated in the town of San Guillermo (Santa Fe Province), to Mr. Raul Alberto Aicardi, for an amount of ARS 29,300.

- Sale of a property situated in the town of Mar del Plata (Buenos Aires Province), to Ms. Estela Maris Dattilo, for an amount of ARS 28,000.

- Sale of a property situated in the rural environs of the town of Devoto (Cordoba Province), to Mr. Delmiro Forneris, for an amount of USD 142,000.

- Sale of a property situated in the rural environs of the town of Villa Vaudagna (Cordoba Province), to Mr. Henri Ruben Domingo Francisca, Mr. Raul Florencio Morales and Mr. Ovidio Lerda, for an amount of ARS 50,000, in installments.

**SECTIONS 67 AND 78 OF LAW No. 20,337**

As established in the last annual general meeting of member cooperatives held on September 27, 2002, such legal requirements have been met according to approved standards.

**FUNDS**

**Personnel benefit, assistance and labor fund**

As in previous year, this fund, as established by section 42, subsection 2 of Law No. 20,337, was applied to support highly qualified medical services and to grant loans to company's employees, in accordance with applicable regulatory provisions.

**NON-OPERATING REVENUES & EXPENSES** (stated in Argentine pesos)

| | |
|---|---|
| Revenues | 4,584,069 |
| Expenses | (36,569,141) |
| Other Revenues & Expenses – total | (31,985,072) |

**CHANGES IN SUBSIDIARIES**

**"Sodecar" Corp.**

This company's result was adversely affected by the situation of a very depressed domestic market, with many consumers shifting to second brands, which had negative effects on the sector's profitability.

Towards the end of its fiscal year, this company initiated a restructuring process, including a new commercial plan, which aims to recover business operations and profitability.

**"Arla Foods Ingredients" Corp.**

Its processing plant in the town of Porteña, Córdoba Province, was officially inaugurated in September 2002.

The company focuses on providing differentiated, high value-added products and is currently in an expansion process sustained, mainly, by exports.

**"AproAgro" Corp.**

The company consolidated its profile as provider of services and supplies for dairy farmers, with proven quality and at competitive prices. Seeking to address such farmer's needs, the company added new products and services under systems that do not require tying up capital.

For the coming fiscal year, the objective is to increase the trading volume by increasing the range of products offered, both in information-technology and more traditional farm supplies, always subject to the policy of avoiding tying up capital.

**"SanCor do Brasil" L.L.C.**

Operations for this fiscal year were negatively affected by adverse macroeconomic conditions in both Argentina and Brazil.

Towards the end of the fiscal year, the company began a deep reorganization process that involves adapting its structure to the decreased level of activity so as to become self-sustaining.

**"Integral Insumos" G.P.**

Transactions of the last fiscal year were concentrated on managing assets and liabilities, increasing the efforts to recover receivables from credit granted in the past and settle financial payables.

**"Amplicampo" Corp. and "El Hornero" G.P.**

Neither of these entities performed any industrial operations or entered into any commercial transactions during the fiscal year, while they did retain among their assets equity holdings in other entities of the SanCor group.

**Income (loss) from investments in companies**

The share from the Cooperative's investments in companies, of different legal nature and with which our Cooperative has common interests, irrespective of whether they are subsidiaries or not, was a loss of ARS 23,450,731.

## PROSPECTS FOR THE COOPERATIVE

In view of the action steps taken in multiple directions, which have required shared commitment of the different areas of our organization, we can foresee that our Cooperative will enjoy renewed growth and development in the future.

Every decision taken during the fiscal year aimed to overcome the current difficulties and consolidate the leadership position that SanCor has won in the Argentine dairy sector, by building on its strengths and taking the opportunities afforded by the domestic and international context.

Given that the production of raw material is on the road to recovery, that financial prospects are relatively good and that we have in place a reasonable structure right-sizing plan, today SanCor is definitely a viable enterprise.

The results obtained since we began implementing our corporate strategy are evidence that it is consistent and that the circumstances we are going through constitute an opportunity to move ahead in the direction we have defined. Such is the case because we have not pursued short-term gains but, rather, chose to build a business for the long term and because we have the capabilities necessary to fulfill the new requirements of the domestic and international markets.

Certainly, we cannot fail to recognize that prospects for growth are subject to those for the dairy sector and the Argentine economy overall, whose variables are hard to predict with any precision.

SanCor needs a strong rise in milk production and easier access to financing, both issues vital to the entire Argentine dairy sector, and these depend on a series of factors beyond our sphere of influence. Also, the informality (unrecorded transactions, tax evasion and violation of government regulations) rampant in dairy products markets must be definitively defeated and to this end, although our Cooperative has worked hard and cooperated with other agencies and entities in this respect, active Government involvement is essential.

In this Cooperative, we prefer to hope that the positive signs we have seen recently will intensify and consolidate into a process of structural reorganization of our dairy industry. There are good reasons for this. Argentine comparative advantages – in the context of globalization - are the basis for projections of dairy sector growth and concentration. SanCor is prepared to be an active player in such new context.

## IN CLOSING

In the preceding pages we have attempted to comment on the events and circumstances salient among those that shaped the Cooperative's fiscal year ended June 30, 2003.

We wish to take the opportunity to express our gratitude to Cooperative officials and management, our members' staff and farmers, their family members and all those who have cooperated in the manifold tasks undertaken by SanCor.

Although in the fiscal year under analysis, we have had to face a plethora of difficulties, within our organization and also resulting from the problems of the dairy sector and the distressing countrywide crisis, we went ahead and fulfilled the policies and plans that the Cooperative set itself in order to address the demands imposed on us by the globalized world we are living in.

We wish to highlight our appreciation of the relationships maintained with entities such as: Asociación Mutual SanCor (mutual aid society), Federacion de Centros Juveniles Agrarios Cooperativistas Zona SanCor (Federation of Cooperative Farm Youth Centers of the SanCor Region), Fundación SanCor (SanCor Foundation), Unidos S.A. Administradora de Fondos de Jubilaciones y Pensiones (pension fund manager company), Sancor Cooperativa de Seguros Limitada (insurance cooperative), CONINAGRO (Confederation of Farming Cooperatives), JIPL (Dairy Farming Inter-Cooperative Board), CIL (the Dairy Industry Center), and UIA (Argentine Industrial Union).

We wish to commend especially the Cooperative's personnel for the cooperation provided and we also express our gratitude for the assistance received from various financial institutions, agencies of the federal and provincial governments, official dealers, customers, suppliers, consumers, freighters and the press.

In summing up, the Board of Trustees and Management of the Cooperative wish to express that, despite the difficulties mentioned above, we have dedicated our best efforts to generating results beneficial to our member cooperatives and their member farmers, who deserve every recognition for their essential role and efforts throughout the year.

Sincerely,

Sunchales (Santa Fe Province),
September 4, 2003.

| | |
|---|---|
| CLEMAR JUAN GARNERO<br>Secretary | MIGUEL OMAR ALTUNA<br>Chairman |

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

**AUDITORS' REPORT**

(Translation of the Auditor's Report originally issued in Spanish - see paragraph 9. below)

To the Board of Trustees of
**SanCor Cooperativas Unidas Limitada:**

1. We have audited the accompanying balance sheets of SanCor Cooperativas Unidas Limitada as of June 30, 2003 and 2002, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the fiscal years then ended. We have also audited the accompanying consolidated balance sheets of SanCor Cooperativas Unidas Limitada and its subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income and cash flows for the fiscal years then ended, which are presented as supplementary information in Appendix II to the above mentioned financial statements. These financial statements are the responsibility of the Cooperative's Board of Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

2. Except as indicated in paragraphs 3. and 4., our work was performed in accordance with generally accepted auditing standards in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Cooperatives's Board of Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits and the independent expert's report mentioned in paragraph 5. provide a reasonable basis for our opinion.

3. We have not audited, nor applied audit procedures to the financial statements as of June 30, 2003 and 2002, of the following subsidiaries: Integral Insumos G.P., El Hornero G.P., Coop Publicidad G.P., Amplicampo Inversora Corp., San Marco Corp., Aproagro Corp., Nobleplus Corp., SanCor Dairy Corp., SanCor do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C. The financial statements of the first six companies mentioned above were audited by other auditors, whose reports included qualifications due to the issues described in paragraphs 7. and 8. hereof and to the failure to audit these companies' equity interests in any of the four companies (unaudited) mentioned above. In addition, the audit's report on the financial statements of Amplicampo Inversora Corp. included qualifications due to scope limitations related to certain investments in securities and participation certificates in "TCAr Financial Trust Serie 2 and 3",

"TC/Cap Financial Trust", "TC Mix Financial Trust" and "AVG Financial Trust" that, as of June 30, 2003, amounts to ARS 4,046,506, and to uncertainties on the recoverability of the asset booked on account of tax on minimum presumed income, for ARS 547,862 and ARS 474,848 as of June 30, 2003 and 2002, respectively.

The above mentioned financial statements were used by the Cooperative to value its interest in such companies by the equity method and determine the income (loss) generated by them for the fiscal years ended, as of June 30, 2003 and 2002, and to be incorporated in the consolidated financial statements of the Cooperative as of such dates.

Due to the scope limitations previously described, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of June 30, 2003 and 2002, (a) involves in the individual financial statements as of such dates, investments for ARS 29,561,685 and ARS 22,964,836, account receivables for ARS 49,803,824 and ARS 101,688,797, liabilities for ARS 20,015,421 and ARS 11,357,045, and losses from long-term investments for ARS 23,710,145 and ARS 24,584,781, respectively, and (b) represents 8% and 10%, 3% and 2%, and 10% and 8% of the consolidated assets, liabilities and sales revenues, respectively, as of such dates.

4. As stated in Exhibit C and note 2.4 to the accompanying financial statements, as of June 30, 2003 and 2002, the Cooperative maintained trust debt instruments and rights to receive securities which are booked as non current investments in the amount of ARS 11,404,837 and ARS 5,367,788, respectively. The latest available financial statements of the issuer trust, as of March 31, 2003, were subject to a limited review by another auditor, whose report included qualifications for uncertainties related to the effects on the main assets of the trust (interests in other companies and goodwill) of the crisis described in paragraph 6. of this report and to the recoverability of the financial instruments held by the companies included as long-term investments among the assets of the trust. Furthermore, the above mentioned auditor's report states that certain securities booked under investments (by the companies included as long-term investments among the assets of the trust) could not be checked against the related financial statements. Therefore, as of the issuance date of the accompanying financial statements, we were not furnished with enough evidence as to the valuation and recoverability of such investments.

5. As explained in note 2.5. to the accompanying financial statements, the Cooperative booked an appraisal revaluation for certain property, plant and equipment as of June 30, 1990, based on appraisals made by and independent expert. Our opinion, indicated in paragraph 10., as to reevaluated amounts, is based on the report of such expert.

6. As described in note 13.a) to the accompanying financial statements, at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law that was in place since March 1991 including the devaluation of the Argentine peso and other significant measures. The changes made gave rise to a deep economic crisis, which main consequences have been the increase in domestic prices and the resulting fall in domestic market demand and the restriction on the access to credit. The above economic situation impacted on the Cooperative and caused, among other things, a decrease in cash inflows, which were not enough for the Cooperative to meet its financial obligations, that increased considerably due to the devaluation of the Argentine peso. As stated in notes 10, 11, and 13.b) to the accompanying financial statements, in 2002, and the first quarter 2003, the Cooperative partially settled interest on financial loans based on repayment proposals made to creditors, which include debt rescheduling and reductions in the originally agreed-upon interest rates, and failed to repay certain past-due principal and interest installments. Under certain loan agreements, such noncompliance entitles creditors to require the Cooperative to repay all payables fully and early. Since, to the issuance date of the accompanying financial statements, the Cooperative had not been notified by the respective creditors of the above noncompliance, as established in the agreements for early repayment to be required, and considering the favorable outcome the Cooperative expected from negotiations with financial creditors, the Cooperative classified as of June 30, 2003 and 2002 ARS 63,000,000 and ARS 363,165,949, respectively, as noncurrent financial payables. Furthermore, as explained in note 11 to the accompanying financial statements, the Cooperative computed accrued interest payable (and the related loss) as of June 30, 2003 and 2002, based on its estimated outcome of current negotiations with financial creditors and it therefore did not book interest that would arise from meeting the corporate bond issue prospectus or that other creditors may consider applicable in the case of delinquency in payment. The classification and valuation of the above liabilities are subject to the outcome of the above mentioned negotiations.

As mentioned in note 13.b) to the accompanying financial statements, the Cooperative is currently defining strategies to bring its business into line with the new economic conditions, and the Cooperative's Board of Trustees and Management understand that, the measures implemented regarding the reduction of its costs and expenses as well as the selection of business premises where raw material is sent to, based on its profitability, and the favorable outcome they expected from the negotiations aiming at rescheduling its financial obligations, will enable it to obtain enough operating income to start to redress the current situation.

The financial statements as of June 30, 2003 and 2002, mentioned in paragraph 1., have been prepared considering that the Cooperative will carry on with its normal course of business and, therefore, they do not include any effects that may arise from the resolution of these uncertainties.

7. As mentioned in note 1.2 to the accompanying financial statements, the Cooperative prepared its financial statements as of June 30, 2003 following the regulations established by the CNV (Argentine Securities Commission), which differ from the new professional accounting standards approved by the C.P.C.E.C.B.A. (Professional Council in Economic Sciences of the City of Buenos Aires, Argentina) effective for financial statements of interim or annual periods beginning on and after July 1, 2002. The main differences between these two sets of standards are detailed in note 1.2. to the accompanying financial statements. CNV General Resolution No. 434 provided for adopting the new professional accounting standards, without amending those that are relevant to the Cooperative, for the fiscal years beginning on and after January 1, 2003.

8. As explained in note 1.1 to the accompanying financial statements, and according to the regulations of the CNV, the Cooperative has not accounted for the effects of the variations in the currency purchasing power occurred since March 1, 2003, as required by professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of the variations been recognized, (a) the Cooperative's owners' equity as of June 30, 2003, and the income for the year then ended would have decreased by approximately ARS 18,866,272 and ARS 12,254,929, respectively, and (b) all the accounts as of June 30, 2002 presented for comparative purposes, would have been restated to recognize the effects of the variations in the currency purchasing power as from March 1, 2003.

9. As further explained in note 14., the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with professional accounting standards (generally accepted accounting principles) in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

10. In our opinion, based on our audits and the independent expert's report mentioned in paragraph 5., except for the effect of such adjustments, if any, that might have been required had the scope limitations of our work described in paragraphs 3. and 4. not taken place, and subject to the effect of such adjustments and reclassifications, if any, that might have been required if the outcome of the uncertainties mentioned in paragraph 6. had been known, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of SANCOR COOPERATIVAS UNIDAS LIMITADA and the consolidated financial position of SANCOR COOPERATIVAS UNIDAS LIMITADA and its subsidiaries as of June 30, 2003 and 2002, and the related results of operations and cash flows for the years then ended, in conformity with current regulations of the CNV, the Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S) and the Cooperatives Law and, except, in addition, for what is mentioned in paragraph 7. and the failure to recognize the effects of the variations in the currency purchasing power as from March 1, 2003, described in paragraph 8., in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina. The referred standards have been applied on a consistent basis with those of the prior year, after considering the retroactive change in criterion to capitalize exchange differences in PP&E, as described in note 2.11 to the accompanying financial statements. In our opinion, this change is in conformity with the referred standards.

11. In compliance with current legal requirements, we hereby report that:

a) The financial statements mentioned in paragraph 1. have been booked in the Inventories and Financial Statements book.

b) Such financial statements have been taken from accounting books kept, in all formal respects, in accordance with legal rules in force in Argentina.

c) The information included in the "Summary of events for the fiscal year ended June 30, 2003" is presented by the Cooperative to meet CNV regulations. The information included in such Summary related to the fiscal year ended June 30, 2003 and 2002, other than the data indicated as "Not covered by the auditor's report", on which we issue no opinion, arises from the accompanying financial statements as of June 30, 2003 and 2002. The information included in such Summary related to the fiscal years ended June 30, 2001, 2000 and 1999, except for the data indicated as "Not covered by the auditor's report", before the inclusion of the effects of variation in the currency purchasing power to February 28, 2003, with comparative purposes, as mentioned in note 1.1, and correcting the valuation method of finished products, which is described in note 2.10, was covered by the audits performed by Pistrelli, Díaz y

Asociados Sociedad Civil, as Andersen member firm, which issued audit reports dated September 6, 2001, with qualifications, and August 11, 2000 and August 13, 1999, without qualifications. Such information do not take into account the effects of variation in currency purchasing power generated as from March 1, 2003.

d) During the year ended June 30, 2003, we billed fees for audit services rendered to the issuer, representing:

1) 100% of the total amount billed to the issuer for all services.
2) 78% of the total audit services billed to the issuer and subsidiaries and affiliates.
3) 65% of the total amount billed to the issuer and its subsidiaries and affiliates for all services.

e) As arising from the Cooperative's accounts, as of June 30, 2003 the liability accrued for (i) employee and employer contributions to the Integrated Pension Fund System and (ii) Turnover Tax in favor of the Tax Office of the Province of Santa Fe, amounts to ARS 2,450,094 and ARS 63,895, respectively, none of this amount was due and payable as of that date.

Buenos Aires,
September 4, 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX I**

## STATISTICAL DATA SCHEDULE

(Translation of the Financial Statements originally issued in Spanish –
See Note 14 of the individual financial statements)

(Stated in pesos – Note 1.1.)

| | | |
|---|---|---|
| **NAME OF COOPERATIVE:** | | SanCor Cooperativas Unidas Limitada. |
| **PRINCIPAL BUSINESS:** | | Processing and Marketing of Dairy Products. |
| **REGISTRATION NUMBER:** | | I.N.A.E.S. No. 772 |
| **ADDRESS:** | | Tte. Gral. Richieri No. 15 - Sunchales (Santa Fe). |
| **FISCAL YEAR ENDED:** | | June 30, 2003. |
| **NUMBER OF ASSOCIATES:** | | 71 Cooperatives. |
| **SUBSCRIBED CAPITAL:** | | 251,204,915 |
| **PAID-IN CAPITAL:** | | 203,065,171 |
| **LEGAL RESERVE:** | | 2,811,646 |
| **RESERVE OF APPRAISAL REVALUATION** | | 205,633,259 |
| **NET INCOME FOR THE YEAR:** | | 5,605,329 |
| **SALES:** | Butter: | 72,858,930 |
| | Ice Cream: | 47,939 |
| | Cheeses: | 284,417,136 |
| | Dulce de leche (milk caramel spread): | 22,996,660 |
| | Refrigerated Milk: | 117,202,038 |
| | Pasteurized Cream: | 44,258,213 |
| | Yogurt: | 44,790,525 |
| | Powdered Cheese Whey: | 916,457 |
| | Powdered Milk: | 245,745,477 |
| | Plain UHT Milk: | 129,923,856 |
| | Cream Caramel and Desserts: | 4,508,010 |
| | Liquid Milk: | 3,162,868 |
| | Flavored UHT Milk: | 3,743,366 |
| | Other: | 26,921,177 |
| **NAME OF SANCOR'S HIGHER TIER COOPERATIVE ENTITY** | | Coninagro |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(1 of 8)**

## CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Stated in pesos – Note 5)

| | | 2003 | 2002 |
|---|---|---|---|
| **ASSETS** | | | |
| **CURRENT ASSETS** | | | |
| **CASH** | | | |
| Cash and banks | | 32,419,265 | 7,938,123 |
| **INVESTMENTS** | | | |
| Bank, securities and shares | | 3,524,371 | 1,380,797 |
| **RECEIVABLES** | | | |
| Trade | | | |
| Export receivables | 30,136,245 | | |
| Trade receivables | 130,348,659 | | |
| Receivables in litigation | 24,701,952 | | |
| Receivables in litigation secured by mortgages | 9,484,428 | | |
| Less: | | | |
| Imputed interest on receivables | 929,208 | | |
| Allowance for doubtful accounts | 55,184,463 | 138,557,613 | 170,865,746 |
| Other receivables | | | |
| Miscellaneous receivables | 20,795,426 | | |
| Loans to cooperatives | 752,217 | | |
| Less: | | | |
| Allowance for doubtful accounts | 1,016,375 | 20,531,268 | 51,776,740 |
| **INVENTORY** | | | |
| Finished goods | 78,901,456 | | |
| Production in process | 4,370,546 | | |
| Warehouse | 29,017,422 | | |
| Unbilled orders | 7,080 | | |
| Less: | | | |
| Allowance for inventory obsolescence | 961,874 | 111,334,630 | 155,036,783 |
| **DEFERRED CHARGES** | | | |
| Expenses paid in advance | | 8,102,269 | 21,039,509 |
| **TOTAL CURRENT ASSETS** | | 314,469,416 | 408,037,698 |

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
*Chairman of the Statutory Audit Committee*

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
*Chairman*

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

## SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(2 of 8)**

## CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Stated in pesos – Note 5)

| | 2003 | | 2002 |
|---|---|---|---|
| **NONCURRENT ASSETS** | | | |
| **RECEIVABLES** | | | |
| Trade | | 1,945,106 | 2,803,470 |
| Other receivables | | | |
| Miscellaneous receivables | 10,271,991 | | |
| Loans to cooperatives | 22,067 | | |
| Less: | | | |
| Allowance for doubtful accounts | 165,502 | 10,128,556 | 11,667,566 |
| **INVESTMENTS** | | | |
| Shares, securities and cooperatives interest | | 66,568,040 | 75,345,250 |
| **PROPERTY, PLANT AND EQUIPMENT** | | | |
| Original value | 1,212,023,879 | | |
| Less: | | | |
| Accumulated depreciation | 642,261,995 | 569,761,884 | 669,539,678 |
| **OTHER ASSETS** | | | |
| Packaging | | 11,484,811 | 17,041,813 |
| **INTANGIBLE ASSETS** | | | |
| Trademarks | 14,536,091 | | |
| Goodwill | 2,828,884 | | |
| Less: | | | |
| Accumulated amortization | 7,467,610 | 9,897,365 | 11,126,083 |
| **DEFERRED CHARGES** | | | |
| Expenses paid in advance | | 8,359,830 | 10,019,974 |
| **TOTAL NONCURRENT ASSETS** | | 678,145,592 | 797,543,834 |
| **TOTAL ASSETS** | | 992,615,008 | 1,205,581,532 |

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(3 of 8)**

## CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Stated in pesos – Note 5)

| | | 2003 | 2002 |
|---|---|---|---|
| **LIABILITIES** | | | |
| **CURRENT LIABILITIES** | | | |
| **PAYABLES** | | | |
| Trade | | | |
| Vendors | 59,104,080 | | |
| Cooperatives | 107,726,900 | | |
| Prepayment from customers | 8,615,112 | | |
| Foreign vendors | 5,716,795 | | |
| Imputed interest on payables | (748,090) | 180,414,797 | 243,744,132 |
| Financial | | | |
| Bank payable | 157,009,563 | | |
| Interest payable | 28,759,305 | | |
| Corporate bonds | 244,204,800 | 429,973,668 | 311,630,821 |
| Other payables | | | |
| Miscellaneous payables | 10,980,782 | | |
| Salaries and social security taxes payable | 18,382,287 | | |
| Early retirement system | 4,076,134 | | |
| Expenses payable | 1,081,793 | | |
| Taxes payable | 7,527,071 | 42,048,067 | 30,767,435 |
| **ACCRUALS** | | 178,758 | - |
| **TOTAL CURRENT LIABILITIES** | | 652,615,290 | 586,142,388 |

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(4 of 8)**

## CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003
## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Stated in pesos – Note 5)

| | 2003 | | 2002 |
|---|---|---|---|
| **NONCURRENT LIABILITIES** | | | |
| **PAYABLES** | | | |
| Trade | | | |
| Vendors | 25,738,247 | | |
| Prepayment from customers | 10,524,450 | | |
| Foreign vendors | 319,732 | 36,582,429 | 3,154,102 |
| Financial | | | |
| Bank payable | | 66,232,315 | 369,246,081 |
| Other payables | | | |
| Miscellaneous payables | 410,410 | | |
| Salaries and social security taxes payable | 755,298 | | |
| Early retirement system | 5,348,713 | 6,514,421 | 5,794,146 |
| **ACCRUALS** | | 14,795,342 | 10,564,248 |
| **TOTAL NONCURRENT LIABILITIES** | | 124,124,507 | 388,758,577 |
| **TOTAL LIABILITIES** | | 776,739,797 | 974,900,965 |
| **MINORITY INTEREST** | | 11,021,560 | 13,205,901 |
| **SUBTOTAL** | | 787,761,357 | 988,106,866 |
| **COOPERATIVE'S OWNERS' EQUITY** | | | |
| **COOPERATIVE CAPITAL** | | | |
| Subscribed capital | 251,204,915 | | |
| Associated subscribers | (48,139,744) | | |
| | 203,065,171 | | |
| Adjustment to Capital | 37,668,675 | | |
| Overall adjustment to Cooperative equity | 100,289,236 | 341,023,082 | 348,561,217 |
| **RESERVES AND FUNDS** | | | |
| Legal reserve | 2,811,646 | | |
| Labor and employee assistance fund | 3,045 | | |
| Special reserve (Sec. 42, Law No. 20,337) | 12,995,113 | | |
| Reserve of Appraisal Revaluation of PP&E | 205,633,259 | 221,443,063 | 262,467,313 |
| **(ACCUMULATED LOSSES) / UNAPPROPRIATED EARNINGS** | | | |
| For the year | | 5,605,329 | (363,217,823) |
| For previous years | | (363,217,823) | (30,336,041) |
| **TOTAL EQUITY** | | 204,853,651 | 217,474,666 |
| **LIABILITIES PLUS EQUITY** | | 992,615,008 | 1,205,581,532 |

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(5 of 8)**

## CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Stated in pesos – Note 5)

| Accounts | 2003 | 2002 |
|---|---|---|
| **SALES** | | |
| Gross sales | 1,132,798,299 | 1,411,846,594 |
| Less: | | |
| Imputed interest in sales | 15,933,527 | 21,619,031 |
| Discounts and taxes | 60,631,399 | 69,902,914 |
| **NET SALES** | 1,056,233,373 | 1,320,324,649 |
| **COST OF SALES** | 882,482,817 | 999,481,261 |
| **GROSS INCOME** | 173,750,556 | 320,843,388 |
| Less (Plus): | | |
| Selling expenses | 166,525,712 | 264,535,846 |
| Administrative expenses | 24,192,697 | 35,103,260 |
| Financial and holding (income) loss | | |
| - On assets | 40,163,963 | 207,098,863 |
| - On liabilities | (96,471,681) | 88,603,912 |
| Tax on bank transactions | 7,762,241 | 8,114,684 |
| Other not ordinary expenses | - | 34,425,074 |
| **OPERATING INCOME (LOSS)** | 31,577,624 | (317,038,251) |
| **INCOME (LOSS) FROM LONG-TERM INVESTMENTS** | 2,159,884 | (172,381) |
| **OTHER EXPENSES - NET** | (29,642,746) | (50,676,135) |
| **INCOME TAX** | (602,303) | (840,759) |
| **MINORITY INTEREST** | 2,112,870 | 5,509,703 |
| **NET INCOME (LOSS) FOR THE YEAR** | 5,605,329 | (363,217,823) |

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(6 of 8)**

## CONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEAR ENDED JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Stated in pesos – Note 5)

| Description | 2003 | 2002 |
|---|---|---|
| Cash at beginning of fiscal year | 9,318,920 | 34,194,397 |
| Net Increase (Decrease) in cash | 26,624,716 | (24,875,477) |
| Cash at end of fiscal year | 35,943,636 | 9,318,920 |
| **REASONS FOR CHANGES IN CASH** | | |
| **SOURCES OF CASH** | | |
| Collected sales | 1,049,127,733 | 1,375,542,513 |
| Less: | | |
| Purchases and manufacturing expenses | 814,422,674 | 964,427,516 |
| Selling expenses | 148,566,873 | 272,069,673 |
| Administrative expenses | 22,894,503 | 39,442,328 |
| Financial expenses | 56,901,625 | 167,429,649 |
| Tax on bank transactions | 7,762,241 | 8,114,684 |
| Other expenses - net | 12,737,699 | 42,262,228 |
| Other not ordinary expenses | - | 34,425,074 |
| Decrease in cash used in the operations | (14,157,882) | (152,628,639) |
| Other sources of cash | | |
| Decrease in long-term investments | 2,152,471 | 44,996,131 |
| Decrease in other receivables | 31,300,706 | 71,583,333 |
| Decrease in deferred charges and other assets | 1,321,130 | 31,683,397 |
| Increase in other payables | 8,608,640 | - |
| Increase in financial payables | 7,097,562 | - |
| Total sources of cash | 36,322,627 | (4,365,778) |
| **CASH USED FOR** | | |
| Acquisition of PP&E (2) | 8,089,837 | 15,859,758 |
| Contribution in cash to affiliates | 1,608,074 | - |
| Movements of Cooperatives | - | 269,120 |
| Decrease in financial payables | - | 2,514,267 |
| Decrease in other payables | - | 1,866,554 |
| Total cash used | 9,697,911 | 20,509,699 |
| Net Increase (Decrease) in cash | 26,624,716 | (24,875,477) |

(1) CASH: Cash and investments to be settled within three months after each year-end.
(2) As of June 30, 2002, net from exchange differences capitalized in PP&E that amounts 56,647,305 (See note 2.5 of the individual financial statements).

Notes 1 through 5 of Appendix II, and the individual financial statements are an integral part of the consolidated financial statements and should be read jointly therewith.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(7 of 8)**

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THOSE OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish – See Note 14 of the individual financial statements)

(Amounts stated in pesos – Note 5)

### 1. PREPARATION BASIS

The consolidated financial statements of SanCor Cooperativas Unidas Limitada as of June 30, 2003 and 2002, have been prepared following the method established by Technical Resolution No. 4 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

Such method was applied to the entities that are directly or indirectly controlled by SanCor Cooperativas Unidas Limitada. In the Parent's financial statements, its equity interests in such entities are valued by the equity method (Technical Resolution No. 5 of the FACPCE).

Consolidation has been made on a line-by-line basis, as established in Technical Resolution No. 4.

### 2. CONSOLIDATED ENTITIES

The consolidated entities are:

| Entities | Location | Fiscal year-end | Direct equity interest | Direct and indirect equity interest |
|---|---|---|---|---|
| El Hornero G.P. | Sunchales (Santa Fe) | June 30 | 99.50% | 99.50% |
| Coop Publicidad G.P. | Sunchales (Santa Fe) | June 30 | 90.00% | 99.95% |
| Amplicampo Inversora Corp. | Sunchales (Santa Fe) | June 30 | 95.00% | 95.00% |
| SanCor do Brasil Prod. Alim. L.L.C. | San Pablo (Brasil) | December 31 | 92.00% | 99.96% |
| Integral Insumos G.P. | Sunchales (Santa Fe) | June 30 | 98.00% | 99.99% |
| Sodecar Corp. | Capital Federal | June 30 | 50.00% | 63.45% |
| San Marco Corp. | Córdoba | June 30 | - | 99.51% |
| Nobleplus Corp. | Montevideo (Uruguay) | June 30 | - | 99.98% |
| Aproagro Corp. | Capital Federal | June 30 | - | 95.00% |
| Sancor Dairy Corp. | Miami (USA) | June 30 | 100.00% | 100.00% |

In the subsidiaries whose fiscal year-end differs from that of the Parent's, Special Financial Statements were prepared as of June 30, 2003 and 2002. The subsidiary "SanCor México L.L.C." has not been consolidated as it equity is not significant; furthermore, it has not yet started operating.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**APPENDIX II**
**(8 of 8)**

## 3. VALUATION METHODS

The financial statements of subsidiaries have been prepared by similar methods to those applied by the Parent for preparing of its financial statements.

## 4. INTEGRAL INSUMOS G.P. – ASSIGNMENT OF RECEIVABLES

Integral Insumos G.P. has assigned receivables in order to set up financial trusts, which, as of June 30, 2003, amounted to 4,326,490, and in such respect has assumed joint and several liability for compliance in due time and form with agreed cash flows and other payment obligations of debtors. Such receivables fall due and are payable in the next fiscal year.

## 5. NOTES TO THE FINANCIAL STATEMENTS OF SANCOR COOPERATIVAS UNIDAS LIMITADA APPLICABLE TO THE CONSOLIDATED ENTITY

Notes 1 through 3, 5 and 7 through 14 to the individual financial statements of SanCor Cooperativas Unidas Limitada are applicable to these consolidated financial statements.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)
(Stated in pesos – Note 1.1.)

| | |
|---|---|
| Subscribed capital | 251,204,915 |
| Paid-in capital | 203,065,171 |
| Capital to be paid in | 48,139,744 |

| | | 2003 | 2002 |
|---|---|---|---|
| **ASSETS** | | | |
| **CURRENT ASSETS** | | | |
| **CASH** | | | |
| Cash and banks | | 23,317,202 | 351,264 |
| **INVESTMENTS** (Exhibit C) | | | |
| Bank, securities and shares | | 15,724 | 1,075,395 |
| **RECEIVABLES** | | | |
| Trade | | | |
| Export receivables | 45,597,311 | | |
| Trade receivables | 102,561,250 | | |
| Receivables in litigation | 23,282,243 | | |
| Receivables in litigation secured by mortgages | 9,484,428 | | |
| Less: | | | |
| Imputed interest on receivables | 901,797 | | |
| Allowance for doubtful accounts (Exhibit E) | 40,125,183 | 139,898,252 | 175,138,045 |
| Other receivables | | | |
| Miscellaneous receivables | 30,226,164 | | |
| Loans to cooperatives | 752,217 | | |
| Less: | | | |
| Allowance for doubtful accounts (Exhibit E) | 1,016,375 | 29,962,006 | 56,989,801 |
| **INVENTORIES** | | | |
| Finished goods | 70,084,361 | | |
| Production in process | 3,010,501 | | |
| Warehouse | 24,049,605 | | |
| Unbilled orders | 7,080 | | |
| Less: | | | |
| Allowance for inventory obsolescence (Exhibit E) | 961,874 | 96,189,673 | 125,882,066 |
| **DEFERRED CHARGES** | | | |
| Expenses paid in advance | | 7,141,447 | 10,291,554 |
| **TOTAL CURRENT ASSETS** | | 296,524,304 | 369,728,125 |

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1.1.)

| | | 2003 | 2002 |
|---|---|---|---|
| **NONCURRENT ASSETS** | | | |
| **RECEIVABLES** | | | |
| Other receivables | | | |
| Miscellaneous receivables | 20,332,629 | | |
| Loans to cooperatives | 22,067 | | |
| Less: | | | |
| Allowance for doubtful accounts (Exhibit E) | 165,502 | 20,189,194 | 57,050,042 |
| **INVESTMENTS** (Exhibit C) | | | |
| Shares, securities and cooperatives interest | | 100,970,054 | 94,210,392 |
| **PROPERTY, PLANT AND EQUIPMENT** (Exhibit A) | | | |
| Original value | 1,156,506,143 | | |
| Less: | | | |
| Accumulated depreciation | 621,793,514 | 534,712,629 | 628,222,221 |
| **OTHER ASSETS** | | | |
| Packaging | | 11,484,811 | 17,041,811 |
| **INTANGIBLE ASSETS** (Exhibit B) | | | |
| Trademarks | 4,984,358 | | |
| Less: | | | |
| Accumulated amortization | 2,799,181 | 2,185,177 | 1,999,310 |
| **DEFERRED CHARGES** | | | |
| Expenses paid in advance | | 6,985,350 | 6,892,295 |
| **TOTAL NONCURRENT ASSETS** | | 676,527,215 | 805,416,071 |
| **TOTAL ASSETS** | | 973,051,519 | 1,175,144,196 |

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1.1.)

| | 2003 | | 2002 |
|---|---|---|---|
| **LIABILITIES** | | | |
| **CURRENT LIABILITIES** | | | |
| **PAYABLES** | | | |
| Trade | | | |
| Vendors | 54,982,549 | | |
| Cooperatives | 107,726,900 | | |
| Prepayment from customers | 8,615,112 | | |
| Foreign vendors | 1,742,422 | | |
| Imputed interest on payables | (740,180) | 172,326,803 | 227,774,725 |
| Financial | | | |
| Bank payable | 154,407,795 | | |
| Interest payable | 28,759,305 | | |
| Corporate bonds | 244,204,800 | 427,371,900 | 300,915,062 |
| Other Payables | | | |
| Miscellaneous payables | 8,282,826 | | |
| Salaries and social security taxes payable | 16,689,527 | | |
| Early retirement system | 4,076,134 | | |
| Expenses payable | 1,081,793 | | |
| Taxes payable | 6,544,353 | | |
| Other liabilities related to investments | 12,014,504 | 48,689,137 | 42,085,182 |
| **TOTAL CURRENT LIABILITIES** | | 648,387,840 | 570,774,969 |
| **NONCURRENT LIABILITIES** | | | |
| **PAYABLES** | | | |
| Trade | | | |
| Vendors | 25,738,247 | | |
| Prepayment from customers | 10,524,450 | 36,262,697 | 3,154,102 |
| Financial | | | |
| Bank payable | | 63,000,000 | 368,140,700 |
| Other Payables | | | |
| Miscellaneous payables | 88,905 | | |
| Salaries and social security taxes payable | 755,298 | | |
| Early retirement system | 5,348,713 | 6,192,916 | 5,520,736 |
| **ACCRUALS** (Exhibit E) | | 14,354,415 | 10,079,023 |
| **TOTAL NONCURRENT LIABILITIES** | | 119,810,028 | 386,894,561 |
| **TOTAL LIABILITIES** | | 768,197,868 | 957,669,530 |

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## BALANCE SHEET AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONTD.)

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1.1.)

| | | 2003 | 2002 |
|---|---|---|---|
| **COOPERATIVE'S OWNERS' EQUITY** | | | |
| **COOPERATIVE CAPITAL** | | | |
| Subscribed capital | 251,204,915 | | |
| Associated subscribers | (48,139,744) | | |
| | 203,065,171 | | |
| *Adjustment to capital* | 37,668,675 | | |
| Overall adjustment to Cooperative equity | 100,289,236 | 341,023,082 | 348,561,217 |
| **RESERVES AND FUNDS** | | | |
| Legal reserve | 2,811,646 | | |
| Labor and employee assistance fund | 3,045 | | |
| Special reserve (Sec. 42, Law No. 20,337) | 12,995,113 | | |
| Reserve of appraisal revaluation of PP&E | 205,633,259 | 221,443,063 | 262,467,313 |
| **(ACCUMULATED LOSSES) / UNAPPROPRIATED EARNINGS** | | | |
| For the year | | 5,605,329 | (363,217,823) |
| For previous years | | (363,217,823) | (30,336,041) |
| **TOTAL EQUITY** | | 204,853,651 | 217,474,666 |
| **LIABILITIES PLUS EQUITY** | | 973,051,519 | 1,175,144,196 |
| MEMORANDUM ACCOUNTS: | | | |
| SODECAR - Goods held on consignment | | 1,330,401 | 1,036,828 |
| OTHER VENDORS - Inputs received on consignment | | 120,555 | - |
| SAN MARCO - Goods received on consignment | | 129 | 145 |
| TOTAL MEMORANDUM ACCOUNTS | | 1,451,085 | 1,036,973 |

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – Note 1.1.)

| | 2003 | | | 2002 |
|---|---|---|---|---|
| Description | Operating accounts | Transactions with nonmembers | Total | Total |
| **SALES** | | | | |
| Gross sales | 999,720,504 | 1,772,148 | 1,001,492,652 | |
| Less: | | | | |
| Imputed interest on sales | 15,753,196 | 27,925 | 15,781,121 | |
| Discounts and taxes | 53,716,518 | 69,846 | 53,786,364 | |
| **NET SALES** | 930,250,790 | 1,674,377 | 931,925,167 | 1,199,044,639 |
| **COST OF SALES (Exhibit F)** | 766,740,604 | 1,186,448 | 767,927,052 | 908,122,074 |
| **GROSS INCOME** | 163,510,186 | 487,929 | 163,998,115 | 290,922,565 |
| Less (plus): | | | | |
| Selling expenses (Exhibit H) | 143,170,081 | 213,224 | 143,383,305 | 233,203,972 |
| Administrative expenses (Exhibit H) | 16,637,507 | 29,492 | 16,666,999 | 24,462,196 |
| Financial and holding (income) loss | | | | |
| - On assets (Note 2.11) | 43,131,600 | 1,022,586 | 44,154,186 | 147,255,420 |
| - On liabilities (Note 2.11) | (108,771,707) | (238,041) | (109,009,748) | 149,965,995 |
| Tax on bank transactions | 7,748,504 | 13,737 | 7,762,241 | 8,114,684 |
| Other not ordinary expenses | - | - | - | 34,425,074 |
| **OPERATING INCOME (LOSS)** | 61,594,201 | (553,069) | 61,041,132 | (306,504,776) |
| **LOSS FROM LONG-TERM INVESTMENTS** | | | (23,450,731) | (29,609,915) |
| **OTHER EXPENSES - NET (Note 8)** | | | (31,985,072) | (27,103,132) |
| **NET INCOME (LOSS) FOR THE YEAR** | | | 5,605,329 | (363,217,823) |

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## STATEMENT OF CHANGES IN COOPERATIVE'S OWNERS' EQUITY FOR THE FISCAL YEAR ENDED JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR



(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| Description | Cooperative capital: Subscribed capital | Associated subscribers | Adjustment to capital | Overall adjustment to Cooperative equity | Subtotal |
|---|---|---|---|---|---|
| Balance at beginning of fiscal year | 258,030,770 | (157,742,253) | 147,983,464 | 100,289,236 | 348,561,217 |
| Adjustments from prior years (note 2.10) | - | - | - | - | - |
| Adjusted balances at the beginning of fiscal year | 258,030,770 | (157,742,253) | 147,983,464 | 100,289,236 | 348,561,217 |
| Resolution as per Members' Meeting of 09-27-02: | | | | | |
| Use of reserves to compensate accumulated losses | - | - | - | - | - |
| Capitalization of the adjustment to capital | - | 110,388,274 | (110,388,274) | - | - |
| Departure of Cooperatives | (10,457,364) | 2,738,181 | 73,029 | - | (7,646,154) |
| Cooperatives Movements | 3,631,509 | (3,523,946) | 456 | - | 108,019 |
| Capital paid in by Cooperatives | - | - | - | - | - |
| Payment of capital not effected | - | - | - | - | - |
| Reversal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the fiscal year | - | - | - | - | - |
| Social Assistance Fund Movement | - | - | - | - | - |
| Net income (loss) for the fiscal year | - | - | - | - | - |
| Balance at end of fiscal year | 251,204,915 | (48,139,744) | 37,668,675 | 100,289,236 | 341,023,082 |

| Description | Reserves and funds: Legal reserve | Labor and employee assist. fund | Special reserve Sec. 42, Law No. 20,337 | Reserve of appraisal revaluation of PP&E | (Accumulated losses)/ Unappropriated earnings | Total 2003 | Total 2002 |
|---|---|---|---|---|---|---|---|
| Balance at beginning of fiscal year | 2,811,646 | 3,323 | 40,739,242 | 218,913,102 | (268,018,677) | 343,009,853 | 627,193,091 |
| Adjustments from prior years (note 2.10) | - | - | - | - | (125,535,187) | (125,535,187) | (30,336,041) |
| Adjusted balances at the beginning of fiscal year | 2,811,646 | 3,323 | 40,739,242 | 218,913,102 | (393,553,864) | 217,474,666 | 596,857,050 |
| Resolution as per Members' Meeting of 09-27-02 | | | | | | | |
| Use of reserves to compensate accumulated losses | - | - | (30,336,041) | - | 30,336,041 | - | - |
| Capitalization of the adjustment to capital | - | - | - | - | - | - | - |
| Departure of cooperatives | - | - | 2,790,398 | - | - | (4,855,756) | (1,372,309) |
| Coopertives Movements | - | - | (198,486) | - | - | (90,467) | - |
| Capital paid in by Cooperatives | - | - | - | - | - | - | 1,103,191 |
| Payment of capital not effected | - | - | - | - | - | - | (1,102,071) |
| Reversal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the fiscal year | - | - | - | (13,279,843) | - | (13,279,843) | (14,790,408) |
| Social Assistance Fund Movement | - | (278) | - | - | - | (278) | (2,964) |
| Net income (loss) for the fiscal year | - | - | - | - | 5,605,329 | 5,605,329 | (363,217,823) |
| Balance at end of fiscal year | 2,811,646 | 3,045 | 12,995,113 | 205,633,259 | (357,612,494) | 204,853,651 | 217,474,666 |

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II are an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## STATEMENT OF CASH FLOWS (1) FOR THE FISCAL YEAR ENDED JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| DESCRIPTION | 2003 | 2002 |
|---|---|---|
| Cash at beginning of fiscal year | 1,426,659 | 25,682,773 |
| Net Increase (Decrease) in cash | 21,906,267 | (24,256,114) |
| Cash at end of fiscal year | 23,332,926 | 1,426,659 |
| **REASONS FOR CHANGES IN CASH** | | |
| **SOURCES OF CASH** | | |
| Collected sales | 926,731,079 | 1,210,627,330 |
| Less: | | |
| Purchases and manufacturing expenses | 726,819,551 | 842,746,674 |
| Selling expenses | 124,641,460 | 209,981,168 |
| Administrative expenses | 15,312,704 | 26,112,012 |
| Financial expenses | 47,233,811 | 168,948,288 |
| Tax on bank transactions | 7,762,240 | 8,114,684 |
| Other expenses- net | 19,077,571 | 21,940,787 |
| Other not ordinary expenses | - | 34,425,074 |
| Decrease in cash used in the operations | (14,116,258) | (101,641,357) |
| Other sources of cash | | |
| Decrease in other receivables | 25,820,087 | 96,780,454 |
| Decrease in deferred charges, intangible assets and other assets | 1,338,503 | 21,898,117 |
| Decrease in long-term investments | 213,652 | - |
| Increase in other payables | 4,919,272 | - |
| Increase in financial payables | 11,782,903 | 10,679,499 |
| Total sources of cash | 29,958,159 | 27,716,713 |
| **CASH USED FOR** | | |
| Acquisition of PP&E (2) | 5,160,418 | 12,367,991 |
| Contributions in cash to affiliates | 2,891,474 | - |
| Increase in long-term investments | - | 12,266,107 |
| Decrease in other liabilities | - | 27,338,729 |
| Total cash used | 8,051,892 | 51,972,827 |
| Net Increase (Decrease) in cash | 21,906,267 | (24,256,114) |

(1) Cash: Cash and investments to be settled within three months after each year-end.
(2) As of June 30, 2002, net from exchange differences capitalized in PP&E that amounts 56,647,305 (See note 2.5).

The accompanying notes 1 through 14 and exhibits A, B, C, E, F, G and H and appendices I and II an integral part of this statement.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR

## ENDED JUNE 30, 2003

## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Amounts stated in pesos – Note 1.1.)

## 1. SIGNIFICANT ACCOUNTING POLICIES

### 1.1. Restatement in constant pesos

The financial statements recognize the effects of variation in the currency purchasing power until February 28, 2003, following the restatement method set by Technical Resolution (RT) No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences). According to Executive Order No. 664/203 and General Resolution no. 441 of the CNV (Argentine Securities Commission), the Cooperative stopped applying such method and, consequently, did not recognize the effects of variation in the currency purchasing power generated as from March 1, 2003. Professional accounting standards continue to apply this method. The effects for failing to recognize such variations have been significant regarding these financial statements. Should the effects of such variations have been booked, (a) the Cooperative's Owners' equity as of June 30, 2003, and the income for the fiscal year ended would have decreased by about 18,866,272 and 12,254,929, respectively and (b) the items disclosed as of June 30, 2002, for comparative purposes, would have been restated to recognize the effects of variations in the currency purchasing power as from March 1, 2003.

It is presented below a summary of the following financial and income (loss) information restated in constant currency in accordance with the method under Technical Resolution No. 6 of the FACPCE and required by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires).

| Description | 2003 | 2002 |
|---|---|---|
| Current Assets | 296,395,668 | 357,460,356 |
| Noncurrent Assets | 657,789,579 | 778,691,955 |
| Total Assets | 954,185,247 | 1,136,152,311 |
| Current liabilities | 648,387,840 | 551,836,364 |
| Noncurrent Liabilities | 119,810,028 | 374,057,200 |
| Total Liabilities | 768,197,868 | 925,893,564 |
| Cooperative's Owners' Equity | 185,987,379 | 210,258,747 |
| Liabilities plus Cooperative's Owners' Equity | 954,185,247 | 1,136,152,311 |
| Net loss for the year | (6,649,600) | (351,166,068) |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 1. SIGNIFICANT ACCOUNTING POLICIES - Contd.

### 1.2. Professional Accounting Standards

The Argentine Federation of Professional Councils in Economic Sciences approved Technical Resolutions Nos. 16 to 20, that incorporated changes to the valuation and disclosure professional accounting standards. Such standards were approved, with certain changes, by the Professional Council in Economic Sciences of the City of Buenos Aires, being mandatory for the Cooperative for the fiscal year commenced on July 1, 2002, and for the interim periods related to such fiscal year. Such accounting standards introduce changes in the method to measure the Cooperative's financial position and income (loss) as well as new disclosure requirements. The most significant changes for the Cooperative are detailed below:

a) They require application of discounted values to measure: (i) receivables and payables other than trade or financial, and (ii) financial receivables and payables that do not accrue interest *(or with an interest rate below the market rate).*

b) They require to value inventories at net realizable value when prepayments have been received, thus setting their price, and the contractual terms and conditions of the transaction assure that the sale will be actually performed and income will be obtained.

c) The criteria to recognize intangible assets are laid out; express capitalization prohibitions are established (for research, advertising, reorganization, training and other expenses); the capitalization of organization and pre-operating costs (only direct costs and those higher than those which the company would have incurred had the new operation or activity not been commenced) is allowed with a maximum presumed useful life of five years.

d) Intangible assets are allowed not to be amortized when no factors limit their useful life and, except for organization and pre-operating costs, no presumed useful life is established. The Cooperative should disclose the factors taken into account to estimate useful life even when it chooses to amortize an asset with an indefinite useful life.

e) They established changes in the frequency and methodology to compare PP&E, intangible assets and long-term investments valued under the equity method with their recoverable value.

f) They require proportional consolidation (in the consolidated financial statement) in the case of joint control of companies.

g) They establish that it is mandatory to accrue vacations (for any type of employees) and pension plans.

h) They establish conditions to book restructuring liabilities and define the items that have to be included in and excluded from such liability.

i) They establish the translation rules to be applied to investments in foreign companies, depending on whether they are considered integrated or not integrated, and that certain translation differences arising from investments in "not integrated" foreign companies will be allocated to a special account and will not be included in income for the year.

j) They incorporated changes in the disclosure rules, such as (a) a new statement of cash flows divided into operating, investing and financing activities; (b) disclosure of segment information; (c) the balance sheet for interim period has to be compared with the last fiscal year; (d) supplementary information is required to include further details as regards discontinued operations, the methodology followed to translate the financial statements of foreign subsidiaries and the effect thereof, contingencies, the current value of financial instruments and the methods used to calculate such value, concentrations of credit risk and hedging policies applied by the Cooperative.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 1. SIGNIFICANT ACCOUNTING POLICIES - Contd.

The CNV issued General Resolution No. 434 on January 14, 2003, whereby it adopted the new professional accounting standards, effective for financial statements of interim periods of fiscal years beginning on and after January 1, 2003, without amending those that are relevant to the Cooperative and it allowed their early application.

The effects of changes to the accounting standards at the beginning of the first fiscal year in which they were applied should be retroactively booked. However, the new accounting standards do not require to correct the amounts determined prior to its effective date due to the changes mentioned in the abovementioned points c), d), e) and i).

The Cooperative is analyzing the effects of changes incorporated by the new technical resolutions, but has not yet quantified such effect. The Cooperative had not used the possibility given by the CNV of early application of the above standards. The effects of the new technical resolutions will be incorporated to the Cooperative's financial statements for the fiscal year beginning July 1, 2003, according to General Resolution N° 434 of the CNV (Argentine Securities Commission).

## 2. VALUATION METHODS

### 2.1. Cash, receivables and payables

- In local currency: at nominal value.
- In foreign currency: the amounts were converted at the exchange rates effective as of each year-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income for each year, except as indicated in note 2.11.
- Savings accounts: they were valued at nominal value, plus interest accrued through each year-end. As they are liquid and readily available, they were disclosed under the "Cash" account.
- Federal and Provincial Bonds: they were valued at net realizable value as of each year-end.

Receivables and payables included the portion of the respective financial income/expense accrued through each year-end; the trade receivables and payables imputed financial components have been segregated.

The Cooperative keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the added cost for vacation bonus.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## 2. VALUATION METHODS - Contd.

### 2.2. Current investments

- Bank and Certificates of deposit: at nominal value converted at the year-end exchange rate in case such deposits were denominated in foreign currency, plus interest accrued through each year-end.

- Unlisted government securities: valued at their technical value as of each year-end.

### 2.3. Inventories

- Finished goods: at the lower of reproduction cost as of each year-end and net realizable value as of such date.

- Products in process: at their replacement cost as of each year-end.

- Warehouse: at replacement cost as of each year-end.

- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.1.

The value of inventories, taken as a whole, does not exceed its recoverable value.

### 2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of June 30, 2003 and 2002 with an auditor's report, except for SanCor Dairy Corp., SanCor Do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C., which were valued by the equity method based on unaudited accounting information as of June 30, 2003, and 2002. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative.

- Interests in other cooperatives: at historical value, not exceeding the value obtained by the equity method at each year-end.

- Investment in securities: On December 7, 2001, the Cooperative entered into a number of agreements with ArsCap Corp., trustee of the financial trust "Consortium Fideicomiso Financiero" (CFF); through such agreements, the Cooperative (a) assigned the receivables from ProBenefit Corp. arising from the sale of its interest in SanCor Seguros de Retiro Corp. and Trayectoria Cía. de Seguros de Vida Corp., (b) sold a number of 2,416,000 notes issued by ProBenefit Corp. and (c) sold its equity interest in Prevención ART and Patrulla Corp. The total price agreed for these transactions amounted to about USD 8,320,000 to be settled through the transfer to the Cooperative of subordinated debt securities of the CFF financial trust.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## 2. VALUATION METHODS - Contd.

Later, on June 27, 2002, due to the several de-dollarization and contract renegotiation measures taken by the Federal Government, mainly under Economic Emergency Law No. 25,561, mentioned in note 13 a), the parties agreed to amend the issuance terms and conditions of the securities of the CFF financial trust, thus defining the right of the Cooperative to receive 3,030,000 subordinated debt securities at a face value of 1 USD each, from which 1,739,000 was subsequently assigned to Patrulla Corp.

On September 2002, the Cooperative received from Integral Insumos G.P., a subsidiary, 2,630,000 class "A" ownership certificates in the CFF financial trust. Each certificate had a face value of USD 1.

On December 12, 2002, due to the delay in obtaining the public offering authorization for the above CFF financial trust securities, the Cooperative agreed with ArsCap Corp. to swap the right to receive CFF securities for outstanding securities issued by TC/Cap Financial Trust for a face value of USD 3,941,000. The latter securities, as evaluated by the Cooperative, offer better conditions than CFF securities because they were authorized by the CNV to be publicly traded, they are outstanding, and they were rated BBB.

Based on the financial statements of TC/CAP financial trust as of March 31, 2003, the last financial statements issued, the assets are mainly formed by a shareholding in an investment company.

As of June 30, 2003, the above securities were valued at face value, stated in pesos at the buying exchange rate then effective, plus interest accrued as provided by the financial trust agreement.

- Other liabilities related to investments: this relates to equity interests in certain subsidiaries that as of each year-end, had negative shareholders' equity. The related detail is disclosed in Exhibit C. Since the Cooperative intends to revert such deficit, these equity interests are disclosed, calculated as mentioned in the first paragraph of this note, under "Other current Liabilities" as of each year-end.

### 2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, and vehicles were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.1. The remaining useful lives and the appraised value at that time were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements were restated as mentioned in note 1.1. and is disclosed in the "Reserve of appraisal revaluation of PP&E" account, included in Cooperative's owners' equity account.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 2. VALUATION METHODS - Contd.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1.1., less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each year-end.

As of June 30, 2003, after giving retroactive effect of the change in criterion mentioned in note 2.11, PP&E include capitalized exchange differences, less depreciation, in an amount of 14,017,067 (56,647,305 as of June 30, 2002), which exceeds the inflation-adjusted values of such assets, as established by General Resolution N° 398 of the CNV mentioned in note 2.11.

The value of these assets, taken as a whole, does not exceed their recoverable value.

### 2.6. Intangible Assets

At cost, restated as mentioned in note 1.1., less respective accumulated amortization. The value of these assets, taken as a whole, does not exceed their recoverable value.

### 2.7. Deferred charges

Related to prepaid expenses, acquired software and development of IT systems, valued at cost restated as indicated in note 1.1., net of the related accumulated amortization, calculated on the basis of the months of deferral established.

### 2.8. Other assets

Related to packaging valued at the lower of the replacement cost or net realizable value as of each year-end.

### 2.9. Allowances and accruals

- Allowance for doubtful accounts: this covers all receivables in litigation not secured by mortgages or other security agreements and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was considered.

- Allowance for inventory obsolescence: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.

- Accrual for litigation: this covers adverse contingencies that could cause obligations for the Cooperative arising from situations present at each year-end, with probable likelihood and quantifiable. In such quantification the report from legal counsel was considered.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 2. VALUATION METHODS - Contd.

### 2.10. Cooperative's owners' equity accounts

Stated in constant pesos, as mentioned in note 1.1., except for the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Overall Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

The Statement of Changes in Cooperative's Owners' Equity as of June 30, 2002, includes an adjustment from prior years related to the change in the valuation criterion of inventories made during the year then ended. The referred change has been entered retroactively at the beginning of the year ended June 30, 2002 for ARS 30,336,041.

As explained in note 2.11., as of June 30, 2002, the Cooperative had capitalized in its PP&E exchange differences resulting from liabilities in foreign currency as of January 6, 2002 related, both directly and indirectly, to the financing of such assets. During this year, the Cooperative changed the criterion followed and decided to capitalize only exchange differences resulting from liabilities in foreign currency as of January 6, 2002, that directly financed the acquisition of the referred PP&E. This change in criterion was made retroactively for the financial statements as of June 30, 2002, presented for comparative purposes, booking an adjustment from prior years for ARS 125,535,187.

### 2.11. Statement of income accounts

The accounts that accumulate monetary transactions in each year (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value restated as mentioned in note 1.1. by applying the coefficients applicable for the month of accrual. Gains (losses) from holding of inventories and other goods accrued during each year were segregated from cost of sales and disclosed under "Financial and holding (income) loss".

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each year related to trade receivables and payables, and the respective income and expenses to the extent that they were material.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 2. VALUATION METHODS - Contd.

The "Financial and holding (income) loss" account includes (a) financial income and expense in real terms, (b) holding (gain) loss from inventories and other productive goods in real terms and (c) the effect of general inflation on monetary assets and liabilities, as per the following detail:

| Description | (Income) loss 2003 | (Income) loss 2002 |
|---|---|---|
| Financial and holding (income) loss from assets: | | |
| Interest and exchange differences | 31,171,031 | (11,031,096) |
| Imputed interest in receivables | (15,400,743) | (20,709,910) |
| Holding losses (gains) from inventories | 5,196,587 | (1,403,268) |
| Holding loss from warehouse and packaging | 5,859,713 | 5,981,066 |
| Loss on exposure to inflation | 17,327,598 | 174,418,628 |
| Total from assets | 44,154,186 | 147,255,420 |
| Financial and holding (income) loss from liabilities: | | |
| Interest and exchange differences | (105,517,935) | 318,174,647 |
| Imputed interest in payables | 17,710,338 | 34,144,397 |
| Income on exposure to inflation | (21,202,151) | (202,353,049) |
| Total from liabilities | (109,009,748) | 149,965,995 |

General Resolution No. 398 of the CNV allows, as an exceptional treatment, that the exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired or built using the related financing, provided that a series of terms and conditions are met, and that there is a direct relation between the financing and the acquisition, building or production of the assets to which exchange differences may be allocated (Property, plant and equipment, intangible assets and long-term investments in other companies organized in Argentina and existing as of January 6, 2002). Financing, total or partial, is to be understood as that granted by the seller of the assets, billed in foreign currency, or that obtained from financial institutions for the same purpose. Where the relation between the financing and the acquisition, building or production the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of June 30, 2002 the Cooperative had exercised the option established by the referred Resolution, capitalizing in PP&E those exchange differences resulting from liabilities in foreign currency as of January 6, 2002, related, both directly and indirectly, to such PP&E. Following such option, PP&E as of that date included accumulated exchange differences, less depreciation, for 182,182,492.

During this year, the Cooperative changed the criterion used to capitalize exchange differences in its PP&E, adopting the criterion of capitalizing only those resulting from liabilities in foreign currency as of January 6, 2002, directly related to the financing of PP&E, as allowed by General Resolution No. 398 of the CNV and Resolution MD 3/02 of the CPCECABA. This change in criterion has been implemented to better disclose the information on financial income (loss) affecting each fiscal year presented, considering the evolution of macroeconomic variables (inflation and exchange rate evolution). The referred change in criterion was made retroactively at the beginning of the year, thus resulting in an adjustment from prior years for 125,535,187.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 2. VALUATION METHODS - Contd.

As of June 30, 2003, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 14,017,067 (56,647,305 as of June 30, 2002), which exceeded the adjusted for inflation values of such assets. Exhibit G includes liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this year-end.

During the year ended June 30, 2003, after making the adjustment from prior years mentioned above, the Cooperative wrote off from the PP&E account and allocated to income previously capitalized exchange losses in an amount of 42,630,238 due to the inflation effect, the decrease in the exchange rate as compared to the year ended June 30, 2002, and the depreciation of PP&E in the year.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with nonmembers" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

## 3. DEVELOPMENT OF THE ADJUSTMENT TO CAPITAL ACCOUNT

| Capitalization resolved by the General Meeting | | Increase for the fiscal year | | |
|---|---|---|---|---|
| **Date** | **Amount** | **Ended in the year** | **Amount** | |
| Balance as of June 30, 1993 | | | | 25,086,588 |
| 10/29/1993 | (2,494,408) | - | - | (2,494,408) |
| 09/30/1994 | (310,612) | 1994 | 310,612 | - |
| 09/29/1995 | (9,785,985) | 1995 | 9,739,384 | (46,601) |
| 09/27/1996 | (603,228) | 1996 | 603,228 | - |
| 09/27/2002 | (110,388,274) | 2002 | 113,027,788 | 2,639,514 |
| | | 2003 | 12,483,582 | 12,483,582 |
| Balance as of June 30, 2003 | | | | 37,668,675 |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## 4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

| Maturity | Current investments | Receivables (1) | Liabilities: Financial payables (2) (5) | Liabilities: Other payables (3) |
|---|---|---|---|---|
| **Without a maturity date** | - | 62,260,422 | 782,739 | 18,418,266 |
| **With a maturity date** | | | | |
| ■ Past due: | | | | |
| Up to three month | - | 28,746,489 | 48,193,271 | 11,746,972 |
| From three to six months | - | 8,187,956 | 30,279,685 | 1,477,550 |
| From six to nine months | - | 9,938,890 | 77,587,419 | 4,883,231 |
| From nine to twelve months | - | 13,003,000 | 25,921,818 | 252,826 |
| From one to two years | - | 3,548,418 | 53,012,391 | 1,079,710 |
| From two to three years | - | 166,612 | - | 605,424 |
| From three to four years | - | - | - | 9,941 |
| Over four years | - | - | - | 282,015 |
| Total past due | - | 63,591,365 | 234,994,584 | 20,337,669 |
| ■ Not yet due: | | | | |
| Up to three months | - | 98,259,361 | 35,604,882 | 139,583,359 |
| From three to six months | 15,724 | 1,252,802 | 44,630,244 | 33,090,827 |
| From six to nine months | - | 366,707 | 107,859,451 | 4,876,338 |
| From nine to twelve months | - | 710,219 | 3,500,000 | 4,709,481 |
| From one to two years | - | 2,549,660 | 63,000,000 | 13,583,833 |
| From two to three years | - | 2,110,423 | - | 11,154,663 |
| From three to four years | - | 193,830 | - | 8,816,709 |
| Over four years | - | 61,723 | - | 8,900,408 |
| Total not yet due | 15,724 | 105,504,725 | 254,594,577 | 224,715,618 |
| Total with a maturity date | 15,724 | 169,096,090 | 489,589,161 | 245,053,287 |
| Total | 15,724 | 231,356,512 | 490,371,900 (4) | 263,471,553 |

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts.
(2) Includes bank and financial payables.
(3) Includes total liabilities, excluding bank and financial payables and accruals.
(4) The weighted average variable interest rate of financial payables is 0.70% per month.
(5) The Cooperative has disclosed the items to fall due, based on the terms of the agreements originally signed, the FRN loan, the IFC loan and other minor loans for which certain principal and interest installments have been defaulted, considering the expected success from the negotiations that are currently in progress with creditors to establish a new payment schedule.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 5. RESTRICTED ASSETS AND GUARANTEES PROVIDED

As of each year-end, the Cooperative has assets, basically machinery, real property, inventory and trademarks, pledged or mortgaged in the book amounting to 332,940,346 and 444,798,425, securing financial and trade liabilities in the amounts of 381,798,620 and 569,548,141, as of June 30, 2003 and 2002, respectively.

The assets furnished as collateral and their book value as of June 30, 2003 and 2002, are as follows:

| Description | Net Book Value 2003 | 2002 |
|---|---|---|
| Pledged machinery | 141,487,023 | 204,334,532 |
| Mortgaged real property | 134,233,479 | 178,577,553 |
| Pledged inventory and warrants | 57,093,820 | 61,791,658 |
| Pledged trademarks | 126,024 | 94,682 |
| Total | 332,940,346 | 444,798,425 |

The Cooperative, in its capacity as shareholder of Arla Foods Ingredients S.A., has posted guarantees for a debt of such company vis à vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest. Furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherland branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients S.A. committed to depositing the funds required to complete the construction project and commission of the whey processing plant. By way of security for the obligations assumed, the shareholders of such company signed a first pledge agreement on the stock of such company.

Finally, note 12 describes the characteristics of the guarantees granted by the Cooperative for certain loans granted to primary cooperatives.

## 6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances and transactions with subsidiaries included in Exhibit C are as follows:

| Account | | 2003 | 2002 |
|---|---|---|---|
| **Current Assets** | | | |
| Trade receivables | (1) | 19,325,578 | 33,332,834 |
| Other receivables | (2) | 14,818,457 | 23,688,937 |
| **Noncurrent Assets** | | | |
| Other receivables | (3) | 17,012,564 | 45,724,606 |
| **Current liabilities** | | | |
| Trade payables | (4) | (11,692,489) | (12,884,236) |
| Other payables | (5) | (93,998) | (5,693,642) |
| Sales of goods and services | (6) | 25,709,673 | 49,523,244 |
| Commissions/Bonuses – (loss) income | | (706,579) | (283,992) |
| Purchases of goods | | 1,259,388 | - |
| Administrative and Selling expenses | (7) | 2,258,213 | 3,651,171 |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## 6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES - Contd.

(1) Includes among others: "SanCor Do Brasil L.L.C." 18,194,492 and 31,713,636, "San Marco Corp." 451,447 and 729,793, "Aproagro Corp." 84,624 and 389,354 and "Arla Foods Ingredients Corp." 572,667 (2003).
(2) Includes among others: "El Hornero G.P." 13,142,680 and 14,346,902, "Amplicampo Inversora Corp." 7,715,081 (2002), "Arla Foods Ingredients Corp." 733,878 and 615,977, "Integral Insumos G.P." 467,404 (2003), "Aproagro Corp.", 344,126 (2003), "Coop Publicidad G.P." 157,421 (2002) and "Sancor Dairy Corp." 576,740 (2002).
(3) Includes: "Amplicampo Inversora Corp." 8,452,971 (2003), "Integral Insumos G.P." 37,486,888 (2002) and "San Marco Corp." 8,559,593 and 8,237,718.
(4) Includes: "Sodecar Corp." 2,518,828 and 7,601,740, "San Marco Corp." 6,912,855 and 234,875, "Aproagro Corp." 605,600 and 4,352,111, "Arla Foods Ingredients Corp." 1,266,741 (2003) and "Integral Insumos G.P." 330,324 and 363,858 and "Coop Publicidad G.P." 331,652 (2002).
(5) Includes among others: "Arla Foods Ingredients Corp." 677,618 (2002), "Integral Insumos G.P." 16,145 and 406,586, "Amplicampo Inversora Corp." 2,700,126 (2002), and "Coop Publicidad G.P." 67,190 (2003).
(6) Includes among others: "SanCor Do Brasil L.L.C" 22,459,360 and 48,462,703, "Aproagro Corp." 1,204,643 and 1,024,379 and "Arla Foods Ingredients Corp." 1,955,823 (2003).
(7) Includes among others: "Aproagro Corp." 2,130,660 and 3,651,171.

## 7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income and expenses plus income from transactions with nonmembers are to be transferred to the "Special Reserve Section 42, Law No. 20,337" account.

## 8. OTHER EXPENSES - NET

The breakdown of other expenses - net as of each year-end is as follows:

| Account | Income (loss) 2003 | Income (loss) 2002 |
|---|---|---|
| **Income:** | | |
| Income from deregistration of cooperatives | 4,399,199 | 904,245 |
| Income on sale of warehouse and rejects | 184,870 | 117,648 |
| Income from disposal of investments in other entities | - | 570,382 |
| **Loss:** | | |
| Severance payments | (12,968,324) | (4,339,189) |
| Plant idle capacity | (10,347,000) | - |
| Early Retirement System | (6,343,780) | (9,336,722) |
| Federal and Provincial bonds impairment in Value | (2,202,054) | (6,245,651) |
| Consignments | (833,657) | (353,785) |
| Sales of PP&E | (721,292) | 195,050 |
| Services for cooperatives | (588,954) | (283,100) |
| Others | (2,564,080) | (8,332,010) |
| Total other expenses - net | (31,985,072) | (27,103,132) |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 8. OTHER EXPENSES - NET - Contd.

The Cooperative's bylaws provide for imposing penalties on associate cooperatives whose actions are not consistent with them or with the Cooperative's policies. In the case of severe violations, such penalties imply the exclusion and loss of rights of the respective primary cooperatives as compensation for the Cooperative. The method adopted for the Cooperative to book such compensation consists in writing off the amounts included under the "Subscribed Capital" and "Associated subscribers" accounts, related to the excluded primary cooperatives, and charging them to income for the year. Such income is disclosed in "Income from deregistration of cooperatives" under the "Other expenses- net" account.

## 9. CORPORATE BONDS

On November 7, 1996, the Cooperative issued the first series of Corporate Bonds for a nominal value of USD 50 million under the Corporate Bond Program (the "Program") which was created by disposition of the Ordinary Meeting of the Cooperative on September 30, 1994. This principal amount shall be repaid in a single payment on November 7, 2001, which was effected on such date.

The Cooperative's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to USD 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV by means of certificate No. 269 dated July 25, 2000. On July 2000, the Cooperative issued the second series of Corporate Bonds for a nominal value of USD 94.8 millions. The main characteristics of this loan are explained in Note 11.

## 10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD 70 million loan which was earmarked for partially financing the new Investment Plan which the Cooperative defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.
- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.
- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative decide to become a publicly held company.

The loan is secured by collateral in a proportion of 1.5:1.0. Interest on the loan is calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## 10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION - Contd.

The covenants of this loan agreement bind the Cooperative, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative's current financial position (such as furnishing a collateral or other security, acquiring and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements issued as from December 31, 2001, through March 31, 2003, the Cooperative had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of June 30, 2003. As of the date of this report such failures were not notified to the Cooperative.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative were known. Such proposal was accepted orally by the officers of the IFC and the Cooperative made the payments under such proposal.

The eleventh and twelfth principal installment of line A in the amount of USD 1.25 million each and interest related to lines A and C in the amount of USD 0.84 million each matured on October 15, 2002 and on April 15, 2003. The Cooperative has not repaid such installments. On May 16, 2003, May 30, 2003, June 30, 2003 and July 31, 2003, the Cooperative paid USD 0.35 million, USD 0.17 million and USD 0.23 million, respectively for interest owed as of October 31, 2002.

To the date of issuance of these financial statements, the Cooperative is discussing with the IFC to renegotiate the provisions of this contract based on the difficult Argentine macroeconomic scenario. Such negotiation is being conducted within a global restructuring process of all financial liabilities, which consists in rescheduling due dates and reducing the originally agreed-upon interest rates.

Consequently, based in the abovementioned negotiations, the Cooperative is still disclosing such financial payables in the financial statements as of June 30, 2003 as current and noncurrent (to such date, debts amounted to USD 6,250,000, equivalent to ARS 17,500,000 as current and USD 22,500,000 equivalent to ARS 63,000,000, as noncurrent) according to the original conditions of the loan agreement.

## 11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program which was raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and Libor rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments, the first semiannual on January 29, 2001, and the rest quarterly thereafter.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 11. FLOATING RATE NOTES - Contd.

The Cooperative has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, as detailed in the following table:

| Bank | USD |
|---|---|
| Citibank N.A. | 15,000,000 |
| Rabobank International | 15,000,000 |
| Banco Río de la Plata Corp. | 15,000,000 |
| Banco de la Nación Argentina | 15,000,000 |
| Banca Nazionale del Lavoro Corp. | 6,500,000 |
| Banco de la Provincia de Buenos Aires | 6,100,000 |
| Banco Societé Generale Corp. | 5,000,000 |
| Vereins-Un Westbank AG | 4,000,000 |
| Banco del Suquía Corp. | 3,100,000 |
| Banco de Galicia y Buenos Aires Corp. | 3,050,000 |
| Banco Sudameris Argentina Corp. | 3,050,000 |
| Banco de la Ciudad de Buenos Aires | 2,000,000 |
| Banco General de Negocios Corp. | 1,000,000 |
| Nuevo Banco de Santa Fe Corp. | 1,000,000 |
| Proceed from the issue | 94,800,000 |

The covenants of the issuance program for these series of Corporate bonds oblige the Cooperative to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repayment, would place the Cooperative in default and, in such case, the Trustee or any Holder of at least 25% of outstanding notes of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 11. FLOATING RATE NOTES - Contd.

As mentioned in the financial statements issued as from December 31, 2001, through March 31, 2003, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied. As of June 30, 2003, the Cooperative continues failing to comply with the financial ratios established.

On January 28 and April 29, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments due on January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly installments, which were fully paid. In the same manner, the Cooperative presented a payment proposal for the interest installment maturing on July 29, 2002, recalculated with the same procedure that the one used for the installment maturing on April 29, 2002. The proposal consisted in four monthly and consecutive installments commencing in August, 2002. As of issuance of these financial statements, the Cooperative had paid in due time all of the above installments. The holders of such "floating rate notes" have not expressed their formal acceptance of the abovementioned refinancing and repayment proposals submitted by the Cooperative.

Additionally, the Cooperative booked the interest accrued after July 29, 2002 on Serie 2, at an 8.75% fixed rate, representing the average interest rate applicable to US dollar transactions, based on market rates.

As stated in the above paragraphs, in order to book interest accrued as from October 29, 2001, to date, the Cooperative considered reasonable market rates (consistent with the transition period elapsed until the definitive agreement on the global restructuring of financial payables is reached) instead of the terms agreed in the FRN issuance program. As of June 30, 2003, the Cooperative did not book a higher amount because it expects that in-progress negotiations with holders, which includes extensions on the terms applicable to obligations and reductions of interest rates, will have a favorable outcome.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

In relation to the principal installment of USD 27,169,680, which fell due on January 28, 2002, April 28, 2002, July 29, 2002, October 28, 2002, January 26, 2003 and April 26, 2003, given the uncertainty prevailing in Argentina and the financial debt restructuring negotiations, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date because the present situation does not afford the conditions for establishing the related schedule.

On May 16, 2003, May 30, 2003, June 30, 2003 and July 31, 2003, the Cooperative paid USD 780,900, USD 390,500, USD 390,500 and USD 517,800, respectively, for interest owed as of October 31, 2002.

As of issuance of these financial statements, the Cooperative is still negotiating the clauses of this agreement due to the difficult macroeconomic scenario undergone by Argentina.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 12. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative to disclose under Cooperative's owners' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the capital subscribed should be paid in over a maximum 5-year term. Since a significant number of terms to pay in the capital subscribed would expire in June 2002, the Cooperative took out a USD 25 million credit line from Banco de la Nación Argentina, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and it is currently subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

## 13. RECENT SIGNIFICANT ECONOMIC EVENTS AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS

### a) Recent significant economic events

During December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making fund transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on public debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Various regulations were subsequently issued, including Decree No. 214/2002 on financial system restructuring, which amended effective rules and regulations mainly as follows: (a) unification of the exchange system into a free market for foreign trade transactions and, with prior approval by the BCRA (Central Bank of Argentina), financial transactions; (b) de-dollarization of the Argentine economy by conversion into Argentine pesos of all USD deposits held with Argentine financial institutions at USD 1 = ARS 1.40 and all USD-denominated obligations assumed as of January 6, 2002, in Argentina at USD 1 = ARS 1. Such amounts will be updated as from the date of such decree (February 3, 2002) by CER (benchmark stabilization coefficient) published by the BCRA plus a minimum interest rate for deposits and a maximum interest rate for payables to the financial system; (c) de-dollarization of all private agreements entered into as of that date at the ARS 1 = USD 1 exchange rate; (d) prior authorization by the BCRA to make certain transfers abroad in financial loan principal and interest payments; (e) suspension of unjustified dismissals to expire on June 30, 2003; and (f) implementation of new export duties for the export of commodities and processed agricultural products.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

### 13. RECENT SIGNIFICANT ECONOMIC EVENTS AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS - Contd.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

On the other hand, and as a consequence of the changes implemented, in 2002 there was an increase in the Argentine wholesale index of approximately 118% according to the information provided by the INDEC (Argentine Institute of Statistics and Census). Such increase for the fiscal year ended June 30, 2003, totaled approximately 8,6%.

Due to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make certain transfers abroad to service the principal of its financial loans, has been restricted.

**b) Performance within the current economic crisis**

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, and severe restriction on the access to credit.

This economic context has affected the Cooperative, and affected the Cooperative's cash flow and, therefore, has caused difficulties in the Cooperative ability to settle its debts.

Therefore, the Cooperative is negotiating a global restructuring of all of its financial payables preparing a proposal for obtaining extensions on the terms applicable to obligations and reductions of interest rates. Additionally, the Cooperative is developing strategies to adapt its business to the new context and is considering the possibility of making strategic alliances with local and foreign companies, having the annual Members' Meeting of September 27, 2002, approved such proposal. The Coopeative's Board of Trustees and Management understand that the measures implemented regarding the reduction of its costs and expenses as well as the selection of business based on its profitability, coupled with the success expected from the negotiations mentioned above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to start to overcome the current crisis.

Taking into account the above economic context and its effects on the Cooperative and that certain event could require further economic measures by the Government, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## 13. RECENT SIGNIFICANT ECONOMIC EVENTS AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS - Contd.

economic crisis may have on the Cooperative's financial position and results of operations, and on its operations with banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Cooperative's Board of Trustees and Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Cooperative's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable.

## 14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLAMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT A**

## CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE FISCAL

## YEAR ENDED JUNE 30, 2003

## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| | Original Cost plus appraisal reevaluations | | | | |
|---|---|---|---|---|---|
| Accounts | Balance at beginning of year | Increase | Decrease | Transfer | Balance at end of year |
| Land | 14,724,608 | 102,123 | (917,887) | - | 13,908,844 |
| Buildings | 353,334,585 | 215,266 | (9,811,103) | 288,943 | 344,027,691 |
| Enclosures and facilities | 32,896,549 | - | (3,793,072) | 2,460 | 29,105,937 |
| Machinery and facilities | 642,244,533 | 1,747,157 | (24,585,953) | 2,421,430 | 621,827,167 |
| Tools in use | 1,174,407 | 2,786 | (15,174) | (550) | 1,161,469 |
| Furniture and fixture | 18,863,038 | 16,178 | (1,027,321) | (2,764) | 17,849,131 |
| Vehicles | 6,353,551 | 5,924 | (148,972) | 466,227 | 6,676,730 |
| Proprietary computer hardware | 11,053,996 | 180,975 | (378,532) | 3,407 | 10,859,846 |
| PP&E under loan for use | 286,065 | - | (34,459) | - | 251,606 |
| Computer hardware under loan for use | 193,137 | - | - | 4,632 | 197,769 |
| PP&E under capital leases | 11,212,047 | - | (724,431) | - | 10,487,616 |
| Vehicles under capital leases | 1,706,794 | - | (31,472) | (466.227) | 1,209,095 |
| Machinery Law 24,402 and Resolution No. 502/95 | 94,119,784 | - | (10,606,321) | (6,481,360) | 77,032,103 |
| Works in progress | 2,114,738 | 2,270,400 | (4,416) | (2,717,558) | 1,663,164 |
| PP&E Resolution No. 502/95 | 13,147,006 | 619,609 | - | 6,481,360 | 20,247,975 |
| Total 2003 | 1,203,424,838 | 5,160,418 | (52,079,113) | - | 1,156,506,143 |
| Total 2002 | 1,143,568,925 | 69,015,296 | (9,159,385) | - | 1,203,424,836 |
| | | | (A) | | (B) |

(A) Includes 1,927,070 (2003) and 585,638 (2002) of Reversal of Appraisal Revaluation owing to retirements for the year.

(B) As of June 30, 2003 and 2002, the balance of PP&E includes cumulative foreign exchange differences in the amount of 14,017,067 and 56,647,305, respectively, net as of June 30, 2003, of the year's reversals, as established by General Resolution N° 398 of the CNV. The referred reversals have been included in the retirements of the year in the amount of 42,630,238.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT A**
**(Contd.)**

## CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE FISCAL YEAR ENDED JUNE 30, 2003

## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| | Depreciations | | | | | |
|---|---|---|---|---|---|---|
| | | For the year | | | | |
| Accounts | Accumulated at beginning of year | Increase | Decrease | Accumulated at end of year | Net book Value 2003 | Net book Value 2002 |
| Land | - | - | - | - | 13,908,844 | 14,724,608 |
| Buildings | 116,366,577 | 10,092,583 | (402,356) | 126,056,804 | 217,970,887 | 236,968,008 |
| Enclosures and facilities | 12,231,894 | 1,145,479 | (1,104,588) | 12,272,785 | 16,833,152 | 20,664,655 |
| Machinery and facilities | 371,054,786 | 28,108,659 | (1,882,346) | 397,281,099 | 224,546,068 | 271,189,747 |
| Tools in use | 1,050,299 | 52,873 | (7,165) | 1,096,007 | 65,462 | 124,108 |
| Furniture and fixture | 13,135,937 | 1,048,241 | (215,339) | 13,968,839 | 3,880,292 | 5,727,101 |
| Vehicles | 3,022,041 | 287,096 | 13,154 | 3,322,291 | 3,354,439 | 3,331,510 |
| Proprietary computer hardware | 9,581,706 | 1,035,320 | (344,985) | 10,272,041 | 587,805 | 1,472,290 |
| PP&E under loan for use | 83,881 | 25,116 | (10,214) | 98,783 | 152,823 | 202,184 |
| Computer hardware under loan for use | 192,265 | 675 | 2,253 | 195,193 | 2,576 | 872 |
| PP&E under capital leases | 4,194,596 | 1,192,041 | - | 5,386,637 | 5,100,979 | 7,017,451 |
| Vehicles under capital leases | 327,484 | 201,034 | (119,593) | 408,925 | 800,170 | 1,379,310 |
| Machinery Law 24,402 and Resolution No. 502/95 | 35,898,332 | 5,401,518 | - | 41,299,850 | 35,732,253 | 58,221,452 |
| Works in progress | - | - | - | - | 1,663,164 | 2,114,738 |
| PP&E Resolution No. 502/95 | 8,062,819 | 2,071,441 | - | 10,134,260 | 10,113,715 | 5,084,187 |
| Total 2003 | 575,202,617 | 50,662,076 | (4,071,179) | 621,793,514 | 534,712,629 | - |
| Total 2002 | 526,371,000 | 52,243,019 | (3,411,404) | 575,202,615 | | 628,222,221 |
| | | (A) | (B) | | | |

(A) Includes 11,352,773 (2003) and 14,204,770 (2002) in Increased Depreciation Appraisal Revaluation.

(B) Includes 1,927,070 (2003) and 585,638 (2002) of Reversal of Appraisal Revaluation owing to retirements for the year.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

## SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT B**

### CHANGES IN INTANGIBLE ASSETS FOR THE FISCAL YEAR ENDED JUNE 30, 2003

### PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| | Original cost | | |
|---|---|---|---|
| | Balance at beginning of year | Increase | Balance at end of year |
| Trademarks | 4,521,906 | 462,452 | 4,984,358 |
| Total 2003 | 4,521,906 | 462,452 | 4,984,358 |
| Total 2002 | 3,903,475 | 618,431 | 4,521,906 |

| | Amortization | | | |
|---|---|---|---|---|
| | Accumulated at beginning of year | For the year | Accumulated at end of year | Net book value |
| Trademarks | 2,522,596 | 276,585 | 2,799,181 | 2,185,177 |
| Total 2003 | 2,522,596 | 276,585 | 2,799,181 | 2,185,177 |
| Total 2002 | 2,316,929 | 205,667 | 2,522,596 | 1,999,310 |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT C**

## INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)
(Stated in pesos - Note 1.1.)

| | 2003 | | | | 2002 |
|---|---|---|---|---|---|
| Denomination and issuers | Class | Face value | Quantity | Book value | Book value |
| **CURRENT INVESTMENTS** | | | | | |
| Bank investments and certificates of deposits | - | - | - | 15,724 | 945,809 |
| Securities and shares | - | - | - | - | 129,586 |
| Total current investments | | | | 15,724 | 1,075,395 |
| **NONCURRENT INVESTMENTS** | | | | | |
| El Hornero G.P. (1) | - | - | - | 8,585,949 | 10,215,430 |
| Coop Publicidad G.P. | - | - | - | - | 60,399 |
| Amplicampo Inversora Corp. | A/B | 1.00 | 412,205 | 9,310,296 | 12,683,930 |
| SanCor Do Brasil Productos Alimenticios L.L.C. (1) | - | - | - | - | - |
| Integral Insumos G.P. (1) (2) | - | - | - | 11,658,799 | - |
| SanCor Mexico L.L.C. | - | - | - | 6,641 | 5,077 |
| Sodecar Corp. | A | 100.00 | 77,618 | 10,290,734 | 12,265,004 |
| Arla Foods Ingredients Corp. (1) | - | 1,000.00 | 13,806 | 46,312,197 | 42,760,426 |
| SanCor Dairy Corporation | - | 1.00 | 10,000 | - | - |
| Aproagro Corp. (3) | - | - | - | - | - |
| Nobleplus Corp. (3) | - | - | - | - | - |
| San Marco Corp. (3) | - | - | - | - | - |
| Interest in other cooperatives | - | - | - | 3,241,042 | 3,272,723 |
| TC/CAP Financial Trust | Trust debt instrument | USD 1 | 3,842,600 | 11,404,837 | - |
| Right to be Granted Securities | | | | | |
| Consortium Financial Trust | - | - | - | - | 5,367,788 |
| TCAR 1 | - | - | - | - | 2,995,387 |
| TCAR 2 | - | - | - | - | 4,429,549 |
| Others | - | - | - | 159,559 | 154,679 |
| Total noncurrent investments | | | | 100,970,054 | 94,210,392 |
| **OTHER LIABILITIES RELATED TO INVESTMENT** | | | | | |
| SanCor Dairy Corporation | - | - | - | (4,247) | (88,629) |
| Sancor Do Brasil Productos Alimenticios L.L.C. | - | - | - | (11,941,269) | (2,120,016) |
| Coop Publicidad G.P. | - | - | - | (68,988) | - |
| Integral Insumos G.P. | - | - | - | - | (747,210) |
| Total other liabilities related to investments | | | | (12,014,504) | (2,955,855) |

(1) During the fiscal years ended June 30, 2003 and 2002, capital contributions were made for Integral Insumos G.P. in the amount of 19,964,942 and 9,081,701, Arla Foods Ingredients in the amount of 1,608,074 and 7,092,780, SanCor Do Brasil Productos Alimenticios L.L.C. in the amount of 1,283,400 (2003) and El Hornero G.P. in the amount of 2,187,272 (2002).

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of June 30, 2003, the outstanding amount of such receivables is 4,326,490. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the next year.

(3) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and EL Hornero G.P., respectively.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT C (Contd.)**

## INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

## AS OF JUNE 30, 2003 PRESENTED COMPARATIVELY

## WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| | Information on the issuer | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Latest financial statements | | | | | |
| Denomination and issuers | Main business | Fiscal year – end date | Capital stock | Income (loss) | Share – holders´ equity | Direct interest in Capital | Direct and Indirect interest in Capital |
| **NONCURRENT INVESTMENTS** | | | | | | | |
| **COMPANY** | | | | | | | |
| El Hornero G.P. | Manufacturing and selling of food products | 06-2003 | 310,000 | (1,637,672) | 8,629,093 | 99.50% | 99.50% |
| Coop Publicidad G.P. | Advertising agency | 06-2003 | 1 | (143,763) | (76,653) | 90.00% | 99.95% |
| Amplicampo Inversora Corp. | Financing services and financial activities | 06-2003 | 433,900 | (3,551,196) | 9,800,312 | 95.00% | 95.00% |
| SanCor Do Brasil Productos Alimenticios L.L.C. | Import and selling of food products | 06-2003 | 10,957,742 | (12,070,274) | (12,979,640) | 92.00% | 99.96% |
| Integral Insumos G.P. | Provision of supplies for agricultural and agro industrial activities | 06-2003 | 440,000 | (7,713,196) | 11,896,734 | 98.00% | 99.99% |
| SanCor Mexico L.L.C. | Manufacturing and selling of food products | 12-2002 | 6,383 | 1,646 | 6,939 | 95.00% | 99.98% |
| Sodecar Corp. | Manufacturing of cold cuts and charcuterie | 06-2003 | 15,523,600 | (3,809,264) | 20,581,467 | 50.00% | 63.45% |
| Arla Foods Ingredients Corp. | Manufacturing and sale of cheese whey byproducts | 06-2003 | 27,612,000 | 4,825,240 | 83,178,534 | 50.00% | 50.00% |
| SanCor Dairy Corporation | Import and sale of food products | 06-2003 | 10,000 | 84,381 | (4,247) | 100.00% | 100.00% |
| Aproagro Corp. | Provision of supplies for agricultural activities and IT services | 06-2003 | 5,012,000 | (697,368) | 7,392,754 | - | 95.00% |
| Nobleplus Corp. | Manufacturing and selling of food products | 06-2003 | 273,051 | (49,487) | 61,826 | - | 99.98% |
| San Marco Corp. | Manufacturing and selling of dairy products | 06-2003 | 11,000,000 | (1,615,089) | 20,438,000 | - | 99.50% |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT E**

## CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS
## FOR THE FISCAL YEAR ENDED JUNE 30, 2003

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos – See Note 1.1.)

| | 2003 | | | |
|---|---|---|---|---|
| **Account** | **Balance at beginning of year** | **Decrease** | **Increase** | **Balance at end of year** |
| **ALLOWANCES** | | | | |
| For doubtful accounts | 36,026,335 | 7,264,574 | 12,545,299 | 41,307,060 |
| For inventory obsolescence | 1,910,365 | 1,657,171 | 708,680 | 961,874 |
| | 37,936,700 | 8,921,745 | 13,253,979 | 42,268,934 |
| **ACCRUALS** | | | | |
| Accrual for litigation | 10,079,023 | 3,126,791 | 7,402,183 | 14,354,415 |
| | 10,079,023 | 3,126,791 | 7,402,183 | 14,354,415 |
| **TOTAL** | 48,015,723 | 12,048,536 | 20,656,162 | 56,623,349 |
| **RESERVES AND FUNDS** | | | | |
| Legal reserve | 2,811,646 | - | - | 2,811,646 |
| Labor and employee assistance fund | 3,323 | 278 | - | 3,045 |
| Special reserve Sec. 42, Law No. 20,337 | 40,739,242 | 30,534,527 | 2,790,398 | 12,995,113 |
| Reserve of appraisal revaluation of PP&E | 218,913,102 | 13,279,843 | - | 205,633,259 |
| **TOTAL** | 262,467,313 | 43,814,648 | 2,790,398 | 221,443,063 |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT E**
**(Contd.)**

## CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

## FOR THE FISCAL YEAR ENDED JUNE 30, 2003

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| Account | References on decreases | | References on increases |
|---|---|---|---|
| **ALLOWANCES** | | | |
| For doubtful accounts | Consumption | 3,297,442 | Individual recoverability analysis |
| | Exposure to inflation | 3,967,132 | |
| For inventory obsolescence | Consumption | 1,446,806 | Slow turnover items and unlikely to be used items |
| | Exposure to inflation | 210,365 | |
| **ACCRUALS** | | | |
| Accrual for litigation | Payment of out-of-court settlement | 2,016,914 | Calculation on labor claims as per legal counsel reports |
| | Exposure to inflation | 1,109,877 | |
| **RESERVES AND FUNDS** | | | |
| Labor and employee assistance fund | Interest on and repayment of loans granted to employees | (88) | |
| | Exposure to inflation | 366 | |
| Special reserve Sec. 42, Law No. 20,337 | Absorption of loss for the fiscal year 01/02 | 30,336,041 | Departure of Cooperatives |
| | Cooperatives movements | 198,486 | |
| Reserve of appraisal revaluation of PP&E | Reversal due to retirements and depreciation on PP&E | | |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT F**

## COST OF SALES FOR THE FISCAL YEAR ENDED JUNE 30, 2003

## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| Description | 2003 | 2002 |
|---|---|---|
| Inventory of finished goods at beginning of fiscal year | 94,055,214 | 140,633,198 |
| Purchases and manufacturing expenses (Exhibit H) | 766,740,018 | 895,561,229 |
| Subtotal | 860,795,232 | 1,036,194,427 |
| Less (Plus): | | |
| Holding losses (gains) | 5,196,587 | (1,403,268) |
| Inventory of finished goods at end of fiscal year | 70,084,361 | 94,055,214 |
| Imputed interest on purchases | 17,587,232 | 35,420,407 |
| Cost of sales | 767,927,052 | 908,122,074 |

*Signed for purposes of identification*
*with our report dated September 4, 2003*
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
*Secretary*

JORGE ANDRES STRIKA
*Deputy General Manager*

OSCAR JUAN CARRERAS
*Treasurer*

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT G**

## ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF JUNE 30, 2003
## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| | 2003 | | | | 2002 | | |
|---|---|---|---|---|---|---|---|
| Accounts | Foreign currency unit and amount | | Current exchange rate | Amount recorded in pesos | Foreign currency unit and amount | | Amount recorded in pesos |
| **ASSETS** | | | | | | | |
| **CURRENT ASSETS** | | | | | | | |
| Cash and Bank | 1,050,411 | USD | 2.70000 | 2,836,109 | 104,888 | USD | 436,109 |
| | 1,741 | BRL | 0.93815 | 1,633 | 1,742 | BRL | 2,546 |
| | 22,000 | ITL | 0.00161 | 35 | 22,000 | ITL | 34 |
| | 900 | FRF | 0.47533 | 428 | 900 | FRF | 537 |
| | 265 | DEM | 1.57574 | 418 | 265 | DEM | 403 |
| | 7,000 | ESP | 0.01852 | 130 | 7,000 | ESP | 126 |
| | 1,062 | DKK | 0.41976 | 446 | 1,062 | DKK | 406 |
| | 140 | SZL | 2.00107 | 280 | 140 | SZL | 272 |
| | 43,330 | CLP | 0.00386 | 167 | 43,330 | CLP | 223 |
| | 1,809 | UYU | 0.10498 | 190 | 315 | UYU | 71 |
| | 125 | GBP | 4.45368 | 557 | 125 | GBP | 580 |
| | 262 | EUR | 3.08179 | 806 | 53 | EUR | 231 |
| Trade receivables (1) | 14,319,726 | USD | 2.70000 | 38,663,260 | 22,972,700 | USD | 95,517,099 |
| Other receivables | 544,090 | USD | 2.70000 | 1,469,043 | 670,435 | USD | 2,787,570 |
| **Total** | | | | 42,973,502 | | | 98,746,207 |
| **NONCURRENT ASSETS** | | | | | | | |
| Long-term investments | 4,224,014 | USD | 2.70000 | 11,404,837 | 1,291,000 | USD | 5,367,788 |
| **Total** | | | | 11,404,837 | | | 5,367,788 |
| **LIABILITIES** | | | | | | | |
| **CURRENT LIABILITIES** | | | | | | | |
| Vendors | 3,585,076 | USD | 2.80000 | 10,038,213 | 4,199,095 | USD | 17,931,088 |
| Foreign Vendors | 586,039 | USD | 2.80000 | 1,640,910 | - | - | - |
| | 205,200 | FRF | 0,49470 | 101,512 | 205,200 | FRF | 122,460 |
| Prepayment from customers | 2,884,421 | USD | 2.80000 | 8,076,379 | - | - | - |
| Financial payables | 137,063,308 | USD | 2.80000 | 383,777,262 | 64,472,116 | USD | 275,310,567 |
| Other payables | 809,344 | USD | 2.80000 | 2,266,162 | 589,165 | USD | 2,515,868 |
| **Total** | | | | 405,900,438 | | | 295,879,983 |
| **NONCURRENT LIABILITES** | | | | | | | |
| Vendors | 7,994,360 | USD | 2.80000 | 22,384,209 | - | - | - |
| Prepayment from customer | 3,758,732 | USD | 2.80000 | 10,524,450 | - | - | - |
| Financial payables | 22,500,000 | USD | 2.80000 | 63,000,000 | 86,211,038 | USD | 368,140,700 |
| **Total** | | | | 95,908,659 | | | 368,140,700 |

(1) Net of the allowance for bad debts denominated in foreign currency. It does not include rebates due to the splicing factor, which were converted into Argentine pesos through an executive order.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

**EXHIBIT H**

## PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

## FOR THE FISCAL YEAR ENDED JUNE 30, 2003

## PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 14)

(Stated in pesos - Note 1.1.)

| | 2003 | | | | 2002 |
|---|---|---|---|---|---|
| **Account** | **Purchases and manufacturing expenses** | **Administrative expenses** | **Selling expenses** | **Total** | **Total** |
| Raw materials | 480,920,984 | - | - | 480,920,984 | 512,440,428 |
| Labor | 67,769,498 | 9,213,919 | 24,648,642 | 101,632,059 | 134,318,881 |
| Freight and transportation | 22,858,657 | 1,904,270 | 40,528,671 | 65,291,598 | 82,559,283 |
| Containers and packaging | 90,926,499 | - | 1,008,556 | 91,935,055 | 146,676,896 |
| Doubtful receivables | - | - | 12,545,299 | 12,545,299 | 25,596,381 |
| Depreciation of PP&E (1) | 36,269,438 | 573,460 | 2,466,405 | 39,309,303 | 38,038,249 |
| Maintenance of PP&E | 8,343,542 | 113,827 | 530,083 | 8,987,452 | 8,639,394 |
| Fuel and electric power | 16,784,784 | 141,219 | 702,089 | 17,628,092 | 21,366,554 |
| Advertising, promotion and others | 1,550 | 389,033 | 18,199,634 | 18,590,217 | 49,249,953 |
| Taxes | 11,957,632 | 53,948 | 4,130,886 | 16,142,466 | 23,679,121 |
| Other services | 1,875,886 | 1,524,953 | 4,592,705 | 7,993,544 | 9,494,416 |
| Outsourced Services | 12,574,747 | 940,433 | 15,819,150 | 29,334,330 | 40,936,838 |
| Other | 16,456,801 | 1,811,937 | 18,211,185 | 36,479,923 | 60,231,003 |
| Total 2003 | 766,740,018 | 16,666,999 | 143,383,305 | 926,790,322 | |
| Total 2002 | 895,561,229 | 24,462,196 | 233,203,972 | | 1,153,227,397 |

(1) Net of the reversal of the Reserve of appraisal revaluation of PP&E.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

# SANCOR COOPERATIVAS UNIDAS LIMITADA

## SUMMARY OF EVENTS FOR THE FISCAL YEAR

## ENDED JUNE 30, 2003

## (PRESENTED FOR COMPARATIVE PURPOSES

## WITH THE FOUR PRIOR FISCAL YEARS)

### 1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The production level, measured in terms of milk received for processing, maintained the declining trend evidenced over the last few fiscal years.
- Total sales, in volume, were in line with the referred decrease in the production level, although to a lesser extent. This allowed to maintain inventories of finished goods at relatively low levels.
- The Cooperative had operating income. This was primarily influenced by financial income (loss), strongly affected by inflation and currency revaluation.
- Such income is partially mitigated by the deficit effect of interests in other companies and the cost of some structural adjustments intended to improve the organization efficiency.
- The variation disclosed in the financial position, as compared to the prior year, is not substantial and is mainly due to monetary variable adjustments (inflation and currency revaluation).

### 2. CONDENSED CONSOLIDATED BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Current Assets | 314,469,416 | 408,037,698 | 713,194,434 | 703,675,555 | 668,389,715 |
| Noncurrent Assets | 678,145,592 | 797,543,834 | 861,351,798 | 804,255,261 | 880,848,462 |
| Total | 992,615,008 | 1,205,581,532 | 1,574,546,232 | 1,507,930,816 | 1,549,238,177 |
| Current Liabilities | 652,615,290 | 586,142,388 | 665,788,690 | 473,773,583 | 596,972,597 |
| Noncurrent Liabilities | 124,124,507 | 388,758,577 | 292,452,591 | 406,620,670 | 294,586,954 |
| Subtotal | 776,739,797 | 974,900,965 | 958,241,281 | 880,394,253 | 891,559,551 |
| Minority interest | 11,021,560 | 13,205,901 | 19,447,899 | 17,128,318 | 16,039,003 |
| Owners' Equity | 204,853,651 | 217,474,666 | 596,857,052 | 610,408,245 | 641,639,623 |
| Total | 992,615,008 | 1,205,581,532 | 1,574,546,232 | 1,507,930,816 | 1,549,238,177 |

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## 3. CONDENSED CONSOLIDATED STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Income from recurring operations | (16,967,853) | 21,204,282 | 54,762,991 | 60,989,773 | 61,795,528 |
| Financial loss (gain) | 56,307,718 | (295,702,775) | (103,545,678) | (77,006,617) | (58,988,955) |
| Tax on bank transactions | (7,762,241) | (8,114,684) | - | - | - |
| Other not ordinary expenses | - | (34,425,074) | - | - | - |
| Cooperative Development Fund | - | - | (5,447,273) | (4,490,508) | (2,512,668) |
| Other Income (loss) (1) | (27,482,862) | (50,848,516) | 19,273,476 | 5,747,003 | 593,032 |
| Income tax | (602,303) | (840,759) | (959,142) | (968,988) | (527,201) |
| Minoritary interest | 2,112,870 | 5,509,703 | (193,553) | (78,020) | (605,835) |
| Net Income (Loss) | 5,605,329 | (363,217,823) | (36,109,179) | (15,807,357) | (246,099) |

(1) Includes income (loss) from long-term investments

## 4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Production Volume | 1,180,684 | 1,447,085 | 1,599,244 | 1,816,696 | 1,868,728 |
| Sales Volume | | | | | |
| Local Market | 809,139 | 1,005,362 | 1,242,040 | 1,256,799 | 1,229,617 |
| Exports | 440,563 | 461,147 | 377,892 | 663,291 | 543,101 |
| Total | 1,249,702 | 1,466,509 | 1,619,932 | 1,920,090 | 1,772,718 |

## 5. RATIOS:

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Liquidity (1) | 0.48 | 0.70 | 1.07 | 1.49 | 1.12 |
| Solvency (2) | 0.26 | 0.22 | 0.62 | 0.69 | 0.72 |
| Noncurrent assets to Total assets (3) | 0.68 | 0.66 | 0.55 | 0.53 | 0.57 |
| Annual Profitability (4) | 2,65% | -89,21% | -5,98% | -2,53% | -0,04% |

(1) Current assets to current liabilities;
(2) Equity to total liabilities;
(3) Noncurrent assets to total assets;
(4) Income for the year to average equity.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

## SANCOR COOPERATIVAS UNIDAS LIMITADA

### 6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- The Argentine economic context will continue restricting to a large extent the Cooperative's performance. In the domestic market the evolution of macroeconomic variables affecting the consumer's behavior will be fundamental, as a relative improvement is expected. The Cooperative will continue adapting its distribution strategy and products to that situation, orienting its offer to the market consolidation and maintaining its outstanding quality standard.

- The strategy to strengthen our position in international markets in which we operate will continue in effect, benefiting from the improved competitiveness resulting from the still relatively high exchange rate of our currency and the well-known reputation of our products, supported by our quality policy, of both raw materials and processes, and by the technological level appropriate to meet the clients' needs anywhere in the world.

- All the considerations above lead us to expect an improvement of the Cooperative's general performance, as this is an essential condition to support the profitability on the basis of basically operating aspects.

- At the same time, we are in the final stage of the negotiation process with the major creditors and financial entities to obtain the deferral of maturity dates of obligations and a decrease in applicable interest rates. We believe that the implementation of a model supporting exports and consolidating the position in the domestic market, together with the expected success in the negotiations mentioned above oriented to reschedule liabilities, will allow to obtain operating income that allows to compensate higher costs resulting from the financing structure being optimized.

(*) Information not covered by the auditor's report.

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

RECIERI LUIS PAULÓN
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

CLEMAR JUAN GARNERO
Secretary

JORGE ANDRES STRIKA
Deputy General Manager

OSCAR JUAN CARRERAS
Treasurer

## SANCOR COOPERATIVAS UNIDAS LIMITADA

## RATIFICATION OF LITHOGRAPHED SIGNATURES

## FINANCIAL STATEMENTS AS OF JUNE 30, 2003

## PRESENTED FOR COMPARATIVE PURPOSES WITH THE PRIOR YEAR

"I hereby ratify me signature appearing in printed from on the preceding sheets from page 1 to 48".

Signed for purposes of identification
with our report dated September 4, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

# STATUTORY AUDIT COMMITTEE'S REPORT

# FOR THE FISCAL YEAR ENDED JUNE 30, 2003

To our member cooperatives:

We are pleased to hereby inform the member cooperatives on the work we have performed and express our opinion.

During the Cooperative's 63rd fiscal year, we have attended the meetings of the Board of Trustees on a regular basis, we have participated in its Internal Committees and other ad-hoc committees specifically created. In addition, we have performed different analysis to verify the adequacy of the cooperative's activities.

Based on the work we have done, we can express the opinion that the actions of the cooperative governing bodies and management were performed in compliance with the Cooperative's Bylaws, Rules and Regulations and currently effective legislation. In addition, we express our favorable opinion on the documentation comprised in the Financial Statements overall, the Board's Letter to Member Cooperatives, the Exhibits and the Supplementary Notes, as well as on the compliance of the accounting and audit policies applied by the Cooperative during the fiscal year of reference and the independence with which the External Auditor has exercised his duties.

This fiscal year has been affected by the deep changes in economic policies and legislation overall that have been introduced since late 2001. These changes caused a deep crisis, the main consequences of which have been the drop in domestic market demand and an increase in prices; this has affected the situation of the Cooperative, which is making its maximum efforts to reverse this situation.

Taking into account this scenario, we wish to highlight the great effort made by farmers, first-tier cooperatives and all the Cooperative's personnel, placing SanCor in a better position to face the future.

Yours faithfully,

RICIERI LUIS PAULON
Chairman of the
Statutory Audit Committee